Exhibit 1
TAT TECHNOLOGIES LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the annual and extraordinary general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on June 28, 2012 at 5:00 p.m. Israel time, at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel.

The agenda of the Meeting shall be as follows:

            1.           Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our 2013 Annual General Meeting of Shareholders, and delegation of the authority to determine their remuneration in accordance with the volume and nature of their services to the Company's board of directors; and

2.           Approval of the re-election of each of Messrs. Rimon Ben-Shaoul, Jan Loeb and Nati Botbol and Mses. Regina Ungar and Iris Shapira to serve as a director of the Company, and, with respect to Ms. Iris Shapira only, to serve as an independent director of the Company, to hold office until our 2013 Annual General Meeting of Shareholders and until their successors are elected and qualified; and

3.           Approval of the 2012 Stock Option Plan, and approval of grant of 380,000 options under the Option Plan to directors, officers and senior employees of the Company and its affiliates, including options to purchase 40,000 Ordinary Shares of the Company to each of Mr. Rimon Ben-Shaoul, the Chairman of the Board of Directors, and Ms. Regina Ungar, a member of the Board of Directors; and

4.           Approval of the new management services agreement by and between the Company and Isal Amlat Investments (1993) Ltd., the Company's controlling shareholder ("Isal"), under which Isal will provide various management services to the Company for a period of three years commencing as of February 8, 2012; and

5.           Approval of certain amendments to the Articles of Association of the Company to reflect recent amendments to the Israeli Companies Law, 5759-1999 (the "Companies Law"), the Israeli Securities Law, 5728-1968 (the "Securities Law") and certain other matters; and

6.           Subject to the approval of Item 5, approval of certain amendments to the form of indemnification and exemption undertaking by the Company to its directors and officers, as will be from time to time, including the directors and officers who are also officers of the Company's controlling shareholders, and of entering into new indemnification and exemption agreements with the directors and officers of the Company on the terms set forth in the amended form of indemnification and exemption undertaking.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The approval of each of Items 1 through 3 requires the affirmative vote of at least a majority of the Company’s ordinary shares (the “Shares”) present, in person or by proxy, and voting on the matter.

The approval of each of Items 4 through 6 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who do not have personal interest in the the approval of such resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In the proxy card attached to the proxy statement you will be asked to indicate whether you have personal interest in the approval of each of Items 4 through 6. If any shareholder casting a vote in connection hereto does not notify us whether or not they have personal interest with respect to Items 5 through 7, their vote with respect to such Item will be disqualified.

Only shareholders of record at the close of business on May 29, 2012 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 1 through 7 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours to verify before the time of the Meeting (i.e., 5:00 p.m. (Israel time) on June 26, 2012). Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Isal, c/o Mr. Yaron Shalem, 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 8, 2012.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to July 5, 2012, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Isal, 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel during normal business hours and by prior coordination with Mr. Yaron Shalem (tel: +972-3-5652211 or +972-8-8628528).

By the Order of the Board of Directors,

Yaron Shalem, CFO Dated: May 23, 2012

TAT TECHNOLOGIES LTD.

P.O. Box 80, Gedera 70750 Israel
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PROXY STATEMENT
_____________________________

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 28, 2012

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.90 per share (the “Shares”), of TAT Technologies Ltd. in connection with the annual and extraordinary general meeting of shareholders of the Company to be held at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel on June 28, 2012 at 5:00 p.m. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT,” the “Company,” “we” or “our” refer to TAT Technologies Ltd.

The agenda of the Meeting shall be as follows:

            1.           Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our 2013 Annual General Meeting of Shareholders, and delegation of the authority to determine their remuneration in accordance with the volume and nature of their services to the Company's board of directors; and

2.           Approval of the re-election of each of Messrs. Rimon Ben-Shaoul, Jan Loeb and Nati Botbol and Mses. Regina Ungar and Iris Shapira to serve as a director of the Company, and, with respect to Ms. Iris Shapira only, to serve as an independent director of the Company, to hold office until our 2013 Annual General Meeting of Shareholders and until their successors are elected and qualified; and

3.           Approval of the 2012 Stock Option Plan, and approval of grant of 380,000 options under the Option Plan to directors, officers and senior employees of the Company and its affiliates, including options to purchase 40,000 Ordinary Shares of the Company to each of Mr. Rimon Ben-Shaoul, the Chairman of the Board of Directors, and Ms. Regina Ungar, a member of the Board of Directors; and

4.           Approval of the new management services agreement by and between the Company and Isal Amlat Investments (1993) Ltd., the Company's controlling shareholder ("Isal"), under which Isal will provide various management services to the Company for a period of three years commencing as of February 8, 2012; and

5.           Approval of certain amendments to the Articles of Association of the Company to reflect recent amendments to the Israeli Companies Law, 5759-1999 (the "Companies Law"), the Israeli Securities Law, 5728-1968 (the "Securities Law") and certain other matters; and

6.           Subject to the approval of Item 5, approval of certain amendments to the form of indemnification and exemption undertaking by the Company to its directors and officers, as will be from time to time, including the directors and officers who are also officers of the Company's controlling shareholders, and of entering into new indemnification and exemption agreements with the directors and officers of the Company on the terms set forth in the amended form of indemnification and exemption undertaking.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business on May 29, 2012 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of May 23, 2012, the Company had 9,073,043 issued Shares and 8,815,003 outstanding Shares (excluding 258,040 dormant Shares held in treasury). Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Yaron Shalem, at the offices of Isal, 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel, no later than 48 hours prior to the Meeting, that is on or before June 26, 2012 at 5:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Yaron Shalem; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Isal., c/o Mr. Yaron Shalem, 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than June 8, 2012.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 1, 2012. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to July 5, 2012, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1 through 3 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of each of Items 4 through 6 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who do not have personal interest in the the approval of such resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In the proxy card attached to the proxy statement you will be asked to indicate whether you have personal interest in the approval of each of Items 4 through 6. If any shareholder casting a vote in connection hereto does not notify us whether or not they have personal interest with respect to Items 4 through 6, their vote with respect to such Item will be disqualified.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such person's spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest. A personal interest resulting merely from holding the Company’s shares of stock will not be deemed a personal interest.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM 1: APPROVAL OF THE REAPPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, EFFECTIVE AS OF THE APPROVAL BY THE MEETING UNTIL OUR 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS, AND DELEGATION OF THE AUTHORITY TO DETERMINE THEIR REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY'S BOARD OF DIRECTORS.

Under the Companies Law and the Company’s articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, the approval by the Company’s Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent auditors in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent registered public accountants effective as of the approval by the Meeting and until the Company's 2013 Annual General Meeting of Shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kesselman & Kesselman PwC Israel familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize the delegation to our Board of Directors the authority to determine the remuneration of our independent auditors according to the volume and nature of their services. With respect to fiscal year 2011, we paid Kesselman & Kesselman PwC Israel approximately $291,000 for audit services and $31,600 for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, THAT THE APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY EFFECTIVE AS OF THE APPROVAL BY THE MEETING AND UNTIL THE COMPANY'S 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS, BE AND HEREBY APPROVED, AND IT IS FURTHER RESOLVED, THAT THE BOARD OF DIRECTORS BE, AND IT HEREBY IS, AUTHORIZED TO DETERMINE THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.”

The affirmative vote of the holders of a majority of the Shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

ITEM 2: APPROVAL OF THE RE-ELECTION OF EACH OF MESSRS. RIMON BEN-SHAOUL, JAN LOEB AND NATI BOTBOL AND MSES. REGINA UNGAR AND IRIS SHAPIRA TO SERVE AS A DIRECTOR OF THE COMPANY, AND, WITH RESPECT TO MS. IRIS SHAPIRA ONLY, TO SERVE AS AN INDEPENDENT DIRECTOR OF THE COMPANY, TO HOLD OFFICE UNTIL OUR 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND UNTIL THEIR SUCCESSORS ARE ELECTED AND QUALIFIED.

Our articles of association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of seven directors, including two outside (external) directors appointed in accordance with the Companies Law. Our directors, other than our outside directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

At the Meeting, shareholders are being asked to reelect the following current directors, Messrs. Rimon Ben-Shaoul, Jan Loeb and Nati Botbol and Mses. Regina Ungar and Iris Shapira, to hold office until our 2013 Annual General Meeting of Shareholders and until their successors are elected and qualified. Shareholders will be requested to vote with respect to the approval of the reelection of each of the abovementioned directors separately.

Following the approval by the audit committee and Board of Directors, our shareholders have approved on August 18, 2011 to pay Mr. Ben-Shaoul a monthly fee of USD $10,000 (plus VAT and against tax invoices, as applicable) for his services as the Chairman of the Board of Directors starting from his date of appointment.

Following the approval by the audit committee and Board of Directors, our shareholders have approved on October 28, 2009 to pay Mr. Jan H. Loeb a per meeting attendance fee of $1,000, plus an annual fee of $ 40,000. The fee for a written consent of the Board of Directors is $500. In addition, the Company shall pay the costs for Mr. Loeb’s trip to Israel once a year to attend a Board of Directors Meeting in person.

Subject to the approval of her nomination by the Meeting, the audit committee and board of directors approved compensation at the "fixed" rate for Ms. Iris Shapira in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for an Outside Director), 2000 which is: a per meeting attendance fee of NIS 2,490 (approximately $700), plus an annual fee of NIS 65,600 (approximately $18,350). Such compensation is equal to the compensation payable to the outside directors of the Company.

Ms. Regina Ungar and Mr. Nati Botbol do not receive any cash compensation from the Company.

For information regarding the compensation of the Company's directors, see also the Company's annual report on Form 20-F for the year 2011.

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. Our Board of Directors determined that at least two directors must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Israeli Companies Law. The Board of Directors determined that Messrs. Rimon Ben-Shaoul, Nati Botbol, Jan H. Loeb and Yacov Shahar, and Mses. Regina Ungar and Iris Shapira, all have “accounting and financial expertise”. Furthermore, our audit committee determined that Ms. Iris Shapira qualifies as an “independent” director within the meaning of this term under the Israeli Companies Law, in addition to the two external directors. Therefore, at the Meeting, shareholders are being asked to appoint Ms. Iris Shapira as an “independent” director.

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association provide that the directors (except the outside directors) may also be appointed by a vote of a majority of directors then in office. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to reelect each of the nominees named above. The vote for each of the nominees for director will be separate.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Mr. Rimon Ben-Shaoul was elected as the Chairman of TAT’s Board of Directors in April 2011. Mr. Ben-Shaoul has been the Chief Executive Officer of Polar Communications Ltd since 2004. Polar Communications Ltd is a holding company focused in the areas of technology and media. From 1997 through 2001 Mr. Ben-Shaoul served as Chief Executive Officer of Clal Industries and Investments Ltd. and prior thereto as the President and Chief Executive Officer of Clal Insurance Company Ltd. Mr. Ben-Shaoul holds a BA in Economics and Statistics and an MBA from Tel Aviv University.

Ms. Regina Ungar was elected as a director by our Board of Directors in April 2011. Since December 2010 Ms. Ungar has been the acting Chief Executive Officer of KMN Holdings Ltd (the ultimate parent of the Company) and since April 2011, Ms. Ungar has been the Chairman of the Board of TAT Industries, our parent company. Until October 2010 Ms. Ungar was Senior Vice President of Shrem Fudim Group Ltd. and of Leader Holdings & Investments Ltd., which are holding companies investing in capital market, communication and technology companies. Ms. Ungar holds a BA in Economics and Accounting and an MBA from Tel Aviv University.

Ms. Iris Shapira was elected as a director and as a member of TAT’s Audit Committee in January 2012. Ms. Shapira has served, since February 2010, as the CFO of Haldor Advanced Technologies Ltd. and, since 2010, as an outside director of Computer Direct Group Ltd. During 2010-2011, she served as an outside director of E.T. View Ltd, and during 2003-2007 as the CFO of Cloverleaf Communications Inc. Prior to that, Ms. Shapira served, inter alia, as the CFO of Emblaze Mobile Technologies Ltd. and of Mofet Venture Capital Fund. Ms. Shapira holds a B.A. in accounting and economics from Tel Aviv University and is a certified CPA (Israel).

Mr. Jan Loeb was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb is also a director of American Pacific Corp and Pernix Therapeutics Holdings, Inc. Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Mr. Nati Botbol was elected as a director by our Board of Directors in April 2011. Mr. Botbol has been the Chief Financial Officer of KMN Holdings Ltd (the ultimate parent of the Company) since April 2011. From 2004 until 2011, Mr. Botbol was an Audit Senior Manager in Ernst &Young Israel. Mr. Botbol holds a BA in Economics and Accounting from Bar Ilan University.

Each of the director nominees has certified to the Company that he complies with all requirements under the Israeli Companies Law for serving as a director.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO RE-ELECT EACH OF MESSRS. RIMON BEN-SHAOUL, JAN LOEB AND NATI BOTBOL AND MSES. REGINA UNGAR AND IRIS SHAPIRA TO SERVE AS DIRECTORS OF THE COMPANY, AND, WITH RESPECT TO MS. IRIS SHAPIRA ONLY, TO SERVE AS AN INDEPENDENT DIRECTOR OF THE COMPANY, TO HOLD OFFICE UNTIL OUR 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND UNTIL THEIR SUCCESSORS ARE ELECTED AND QUALIFIED, BE AND HEREBY IS APPROVED.”

The affirmative vote of the holders of a majority of the Shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

ITEM 3: APPROVAL OF THE 2012 STOCK OPTION PLAN, AND APPROVAL OF GRANT OF 380,000 OPTIONS UNDER THE OPTION PLAN TO DIRECTORS, OFFICERS AND SENIOR EMPLOYEES OF THE COMPANY AND ITS AFFILIATES, INCLUDING OPTIONS TO PURCHASE 40,000 ORDINARY SHARES OF THE COMPANY TO EACH OF MR. RIMON BEN-SHAOUL, THE CHAIRMAN OF THE BOARD OF DIRECTORS, AND MS. REGINA UNGAR, A MEMBER OF THE BOARD OF DIRECTORS.

Attached hereto as Exhibit A is the 2012 Stock Option Plan (the "Option Plan"), which was first adopted by our Board of Directors on November 24, 2011, and amended by the Board on December 13, 2012 and March 22, 2012. Pursuant to the Option Plan, our Board of Directors has approved the grant of options to purchase 380,000 Ordinary Shares, which represent approximately 4.1% of the outstanding share capital of the Company on a fully diluted basis, to certain directors and employees of the Company and its subsidiaries (the "New Options"). Each New Option will be exercisable into one Ordinary Share of the Company having a par value of $0.09 in exchange for cash payment to the Company of the exercise price of $6.5, during 4 years beginning at the grant date. The New Options shall become vested over a three-year period (one-third each year), but the vesting of 50% of the New Options shall be subject, in addition, to certain minimum shareholders' equity during 4 years after the grant date. Out of 380,000 New Options, 40,000 options will be allocated to Mr. Rimon Ben-Shaoul, the Chairman of the Board of Directors of the Company, and 40,000 options will be allocated to Ms. Regina Ungar, a member of the Board of Directors of the Company.

The resolutions of our Board of Directors to adopt, and later to amend, the Option Plan and to grant the New Options were made pursuant to approvals of our Audit Committee, and they are subject to approval by our shareholders.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE THE 2012 STOCK OPTION PLAN IN ACCORDANCE WITH THE TERMS ATTACHED AS EXHIBIT A HERETO; AND TO FURTHER APPROVE THE GRANT OF 380,000 OPTIONS UNDER THE OPTION PLAN TO DIRECTORS, OFFICERS AND SENIOR EMPLOYEES OF THE COMPANY AND ITS AFFILIATES, INCLUDING OPTIONS TO PURCHASE 40,000 ORDINARY SHARES OF THE COMPANY TO EACH OF MR. RIMON BEN-SHAOUL, THE CHAIRMAN OF THE BOARD OF DIRECTORS, AND MS. REGINA UNGAR, A MEMBER OF THE BOARD OF DIRECTORS."

The affirmative vote of the holders of a majority of the Shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

ITEM 4: APPROVAL OF THE NEW MANAGEMENT SERVICES AGREEMENT BY AND BETWEEN THE COMPANY AND ISAL, THE COMPANY'S CONTROLLING SHAREHOLDER, UNDER WHICH ISAL WILL PROVIDE VARIOUS MANAGEMENT SERVICES TO THE COMPANY FOR A PERIOD OF THREE YEARS COMMENCING AS OF FEBRUARY 8, 2012.

On February 8, 2009, following the approval of our Audit Committee and the Board of Directors, our shareholders approved a management services agreement with Isal, our controlling shareholder (the "Previous Management Services Agreement"). Pursuant to the recent amendments to Companies Law, the Previous Management Services Agreement was terminated three years after the approval of the Company's shareholders, i.e. on February 8, 2012.

On March 22, 2012, following the approval of our Audit Committee, our Board of Directors has approved a new management services agreement with Isal (the "New Management Services Agreement"). The term of the New Management Services Agreement is three years commencing as of February 8, 2012 (the "Effective Date"). Each of the Company and Isal shall be entitled to terminate the New Management Services Agreement subject to a written prior notice of 4 months. Under the New Management Services Agreement, Isal shall provide the Company with management services (the "Management Services"), including the following services:

(a)	Strategic and business development consulting services;

(b)	Public relations and investors relations consulting services, including regarding relations with institutional investors;

(c)	Financial consulting services, including advising the Company with regard to its relationships with banks, institutional investors and investment nanks in Israel and abroad.

(d)	Secretarial services and legal services.

(e)	Isal's officers serve as members of the Company's Board of Directors for no compensation from the Company for their services as directors.

The Management Services will be provided to the Company from time to time, in accordance with the needs of the Company. In consideration for the management Services, the Company will pay Isal annual management fees in a total annual amount of NIS1,500,000 (approximately $400,000), linked to the Israeli Consumer Price Index in respect of the Index known on the Effective Date (the "Management Fees"), to be paid on a monthly basis, plus VAT. In addition, Isal will be entitled to repayment of expenses actually borne in course of providing the Management Services. The Audit committee and the Board of Directors of the Company shall examine on a yearly basis, and for the first time in close proximity to the date of publication of the financial reports for the year 2012, the Management Services actually provided to the Company, and shall examine whether a material change has occurred justifying the update of the Management Fees and/or the conditions of the New Management Agreement; in the event it shall be resolved such material change has occurred justifying the update of the New Management Services Agreement, the Company shall act in order to receive the required approvals according to the law for the execution of the amendment.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE THE NEW MANAGEMENT SERVICES AGREEMENT BY AND BETWEEN THE COMPANY AND ISAL, UNDER WHICH ISAL WILL PROVIDE VARIOUS MANAGEMENT SERVICES TO THE COMPANY FOR A PERIOD OF THREE YEARS COMMENCING AS OF FEBRUARY 8, 2012".

The approval of the New Management Services Agreement by and between the Company and Isal, under which Isal will provide various management services to the Company for a period of three years commencing as of February 8, 2012, requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who do not have personal interest in the approval of the Item 4, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In the proxy card attached to the proxy statement you will be asked to indicate whether you have personal interest. If any shareholder casting a vote in connection hereto does not notify us whether or not they have personal interest with respect to Item 4, their vote with respect to this Proposal will be disqualified.

ITEM 5: APPROVAL OF CERTAIN AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY TO REFLECT RECENT AMENDMENTS TO THE COMPANIES LAW, SECURITIES LAW AND CERTAIN OTHER MATTERS.

In recent years, the Companies Law have undergone several amendments, including Amendment No. 16 to the Companies Law (adopted in March 2011), which implemented a comprehensive reform in the corporate governance of Israeli companies. In addition, recent amendments to the Securities Law which authorized the Israeli Securities Authority to impose administrative sanctions (including monetary sanctions) against companies like TAT and their office holders for certain violations of the Securities Law and the regulations promulgated thereunder. The amendments to the Securities Law provide that only certain types of liabilities suffered following such sanctions may be reimbursed by indemnification and insurance, and with regard to part of such liabilities, that such indemnification and insurance is authorized by the company’s articles of association.

In order to conform our existing Articles of Association to the Companies Law as currently in effect, particularly following Amendment No. 16 to the Companies law, to update them to conform to current laws and regulatory requirements and other customary practices, and to enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, including, among other things, indemnification and insurance in connection with administrative proceedings following the recent amendment to the Securities Law, we propose to amend our Articles of Association in the manner set forth on Exhibit B. The words proposed to be added to the Articles of Association are underlined, and the words proposed to be deleted are indicated by strikethrough. (It should be noted that in addition to the proposed amendments, Exhibit B incorporates the amendments to our Articles of Association since their adaptation in 1986).

The proposed amendments to our Articles of Association were approved by our Board of Directors on January 26, 2012 and on March 22, 2012, pursuant to approvals by our Audit Committee.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY IN THE MANNER SET FORTH IN EXHIBIT B HERETO, TO REFLECT RECENT AMENDMENTS TO THE COMPANIES LAW, SECURITIES LAW AND CERTAIN OTHER MATTERS."

The approval of the proposed amendments to the Articles of Association of the Company requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who do not have personal interest in the approval of the Item 5, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In the proxy card attached to the proxy statement you will be asked to indicate whether you have personal interest. If any shareholder casting a vote in connection hereto does not notify us whether or not they have personal interest with respect to Item 5, their vote with respect to this Proposal will be disqualified.

ITEM 6: SUBJECT TO THE APPROVAL OF ITEM 5, APPROVAL OF CERTAIN AMENDMENTS TO THE FORM OF INDEMNIFICATION AND EXEMPTION UNDERTAKING BY THE COMPANY TO ITS DIRECTORS AND OFFICERS, AS WILL BE FROM TIME TO TIME, INCLUDING THE DIRECTORS AND OFFICERS WHO ARE ALSO OFFICERS OF THE COMPANY'S CONTROLLING SHAREHOLDERS, AND OF ENTERING INTO NEW INDEMNIFICATION EXEMPTION AGREEMENTS WITH THE DIRECTORS AND OFFICERS OF THE COMPANY ON THE TERMS SET FORTH IN THE AMENDED FORM OF INDEMNIFICATION AND EXEMPTION UNDERTAKING.

According to Israeli law, a publicly-traded company may indemnify its directors and officers against certain actions, if the company’s articles of association allow such indemnification, and with respect to indemnification given to such company’s directors, if agreeing to indemnify the directors pursuant to the terms of such indemnification letter was approved by the company’s audit committee, board of directors and shareholders. Following the approval of our shareholders on July 29, 2004, the Company and its directors and officers are parties to the letter of indemnification and exemption (the "Indemnification and Exemption Letter"). The Company seeks to amend the Indemnification and Exemption Letter to allow indemnification of its office holders to the full extent permitted by the law, including pursuant to the changes in law as described with respect to Item V above, and to enter into new indemnification and exemption agreements with its directors and officers on the terms set forth in the amended Indemnification and Exemption Letter. The proposed amendments to the Indemnification and Exemption Letter are as set forth on Exhibit C. The words proposed to be added to the Indemnification and Exemption Letter are underlined, and the words proposed to be deleted are indicated by strikethrough.

The proposed amendments to the Indemnification and Exemption Letter and entering into new indemnification agreements with the directors and officers of the Company on the terms set forth in the amended Indemnification and Exemption Letter were approved by our Board of Directors on January 26, 2012 and on March 22, 2012, pursuant to approvals by our Audit Committee.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, SUBJECT TO THE APPROVAL OF ITEM V, APPROVAL OF AMENDMENTS AS SET FORTH IN EXHIBIT C HEREOF TO THE FORM OF INDEMNIFICATION AND EXEMPTION UNDERTAKING BY THE COMPANY TO ITS DIRECTORS AND OFFICERS, AS WILL BE FROM TIME TO TIME, INCLUDING THE DIRECTORS AND OFFICERS WHO ARE ALSO OFFICERS OF THE COMPANY'S CONTROLLING SHAREHOLDERS, AND OF ENTERING INTO NEW INDEMNIFICATION AND EXEMPTION AGREEMENTS WITH THE DIRECTORS AND OFFICERS OF THE COMPANY ON THE TERMS SET FORTH IN THE AMENDED FORM OF INDEMNIFICATION AND EXEMPTION UNDERTAKING."

The approval of the proposed amendments to the form of indemnification and exemption undertaking and of entering into new indemnification and exemption agreements between the Company and its directors and officers requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who do not have personal interest in the approval of the Item 6, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In the proxy card attached to the proxy statement you will be asked to indicate whether you have personal interest. If any shareholder casting a vote in connection hereto does not notify us whether or not they have personal interest with respect to Item 6, their vote with respect to this Proposal will be disqualified.

OTHER BUSINESS

In addition to voting on Items 1 through 6 as described above, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Yaron Shalem, CFO Dated: May 23, 2012

TAT TECHNOLOGIES LTD.

__________________________

2012 STOCK OPTION PLAN
__________________________

ARTICLE I

PURPOSE; TYPES OF AWARDS; CONSTRUCTION

1.1           Purpose. The purpose of this Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer Eligible Employees, Consultants and Non-Employee Directors incentive awards to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s stockholders.

1.2           Types of Awards. This Plan is intended to enable the Company to issue Awards under varying tax regimes, including, without limitation:

(a)           Awards to be granted to Participants who are deemed to be residents of the State of Israel for purposes of taxation, pursuant and subject to the provisions of Section 102 of the Ordinance, including without limitation the Israeli Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 (the "Rules") or such other rules published by the Israeli Income Tax Authorities (the "ITA") (such Awards, "102 Stock Options"). 102 Stock Options may either be granted to a Trustee of without a trustee;

(b)           Incentive Stock Options within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Participants who are deemed to be residents of the U.S. for purposes of taxation;

1.3           Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award to a Participant, the provisions of such law or regulation shall prevail over those of the Plan and the Committee is empowered hereunder to interpret and enforce the said prevailing provisions.

ARTICLE II

DEFINITIONS

For purposes of this Plan, the following terms shall have the following meanings:

2.1           “Acquisition Event” means a merger or consolidation in which the Company is not the surviving entity, any transaction that results in the acquisition of substantially all of the Company’s outstanding Ordinary Shares by a single person or entity or by a group of persons and/or entities acting in concert, or the sale or transfer of all or substantially all of the Company’s assets.

2.2           “Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Affiliates; (d) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which directly or indirectly controls 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) of the Company; (e) any other entity in which the Company or any of its Affiliates has a material equity interest and which is designated as an “Affiliate” by resolution of the Committee; and (f) for the purpose of 102 Stock Options, also an "Employing Company" within the meaning of section 102(a) of the Ordinance.

2.3           “Award” means any award under this Plan of any Stock Option.  All Awards shall be granted by, confirmed by, and subject to the terms of, a written agreement executed by the Company and the Participant.

2.4           “Board” means the Board of Directors of the Company.

2.5           “Cause” means with respect to a Participant’s Termination of Employment or Termination of Consultancy, the following: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import)), termination due to: (i) a Participant’s conviction of, or plea of guilty or nolo contendere to, a felony; (ii) perpetration by a Participant of an illegal act, dishonesty, or fraud which could cause significant economic injury to the Company; (iii) a Participant’s insubordination, refusal to perform his or her duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of his or her duties for the Company; (iv) continuing willful and deliberate failure by the Participant to perform the Participant’s duties in any material respect, provided that the Participant is given notice and an opportunity to effectuate a cure as determined by the Committee; or (v) a Participant’s willful misconduct with regard to the Company that could have a material adverse effect on the Company; or (b) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter.  With respect to a Participant’s Termination of Directorship, “cause” means an act or failure to act that constitutes cause for removal of a director under applicable Israeli law.

2.6           “Change in Control” has the meaning set forth in Section 7.2.

2.7           “Change in Control Price” has the meaning set forth in Section 7.1.

2.8           “Code” means the Internal Revenue Code of 1986, as amended.  Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

2.9           “Committee” means a committee or subcommittee of the Board appointed from time to time by the Board, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of the applicable law. Subject to the aforesaid, such committee or subcommittee shall consist of two or more non-employee directors, each of whom is intended to be, (i) to the extent required by Rule 16b-3 promulgated under Section 16(b) of the Exchange Act, a “non-employee director” as defined in Rule 16b-3; (ii) to the extent required Section 162(m) of the Code, an “outside director” as defined in Section 162(m) of the Code; and (iii) an “independent director” as defined under applicable stock exchange rules.  To the extent that no Committee exists that has the authority to administer this Plan, the functions of the Committee shall be exercised by the Board.  If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code or any other regulation set by the applicable law, such noncompliance shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

2.10         “Company” means TAT Technologies Ltd., an Israeli corporation, and its successors by operation of law.

2.11         "Companies Law" shall mean the Israel Companies Law-1999 and the regulations promulgated thereunder, all as amended from time to time.

2.12         “Consultant” means any natural person who provides bona fide consulting or advisory services to the Company or its Affiliates pursuant to a written agreement, which are not in connection with the offer and sale of securities in a capital-raising transaction, and do not, directly or indirectly, promote or maintain a market for the Company’s or its Affiliates’ securities.

2.13         “Detrimental Activity” means: (a) the disclosure to anyone outside the Company or its Affiliates, or the use in any manner other than in the furtherance of the Company’s or its Affiliate’s business, without written authorization from the Chief Executive Officer of the Company, of any confidential information or proprietary information, relating to the business of the Company or its Affiliates that is acquired by a Participant prior to the Participant’s Termination; (b) any activity while employed or performing services that results, or if known could result, in the Participant’s Termination that is classified by the Company as a termination for Cause; (c) the Participant’s Disparagement, or inducement of others to do so, of the Company or its Affiliates or their past and present officers, directors, employees or products; or (d) breach of any agreement between the Participant and the Company or an Affiliate (including, without limitation, any employment agreement or noncompetition or nonsolicitation agreement).  If it is determined by a court of competent jurisdiction that any provision in this Plan in respect of Detrimental Activities is excessive in duration or scope or otherwise is unenforceable, then such provision may be modified or supplemented by the court to render it enforceable to the maximum extent permitted by law.

2.14         “Disability” means with respect to a Participant’s Termination: (i) the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as determined by a medical doctor satisfactory to the Committee or, if applicable, (ii) a permanent and total disability as defined in Section 22(e)(3) of the Code.  A Disability shall only be deemed to occur at the time of the determination by the Committee of the Disability.  Notwithstanding the foregoing, for Awards that are subject to Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) of the Code.

2.15         “Disparagement” means making comments or statements to the press, the Company’s or its Affiliates’ employees, consultants or any individual or entity with whom the Company or its Affiliates has a business relationship which could reasonably be expected to adversely affect in any manner: (a) the conduct of the business of the Company or its Affiliates (including, without limitation, any products or business plans or prospects); or (b) the business reputation of the Company or its Affiliates, or any of their products, or their past or present officers, directors or employees.

2.16         “Employee" - means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance.  The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.  In addition, the term “Employee” includes those persons who are included in the term “employee” under rule 701 of the Securities Act of 1933.

For the absence of doubt, the term "Employee" when related to the Award of 102 Stock Options shall mean any employee as such term is defined in Section 102 of the Ordinance.  Without  derogating  from  the  foregoing Employee shall include any employee or Office Holder (as such term is defined in the Israeli Companies  Law, 5759 - 1999) of the Company or any Subsidiary except for such persons that are deemed to be "Controlling  Shareholder"  under  Section  32(9) to the Ordinance.

2.17         “Eligible Employees” means each employee of the Company or an Affiliate , including, for the purpose of Section 102, an individual who is serving as an “office holder” as defined under the Companies Law, but excluding any "Controlling Shareholder" as defined under Section 32(9) of the Ordinance.

2.18         “Exchange Act” means the Securities Exchange Act of 1934, as amended.  Any references to any section of the Exchange Act shall also be a reference to any successor provision.

2.19         “Exercise Period” shall mean the period, commencing on the date of grant of an Option, during which an Option shall be exercisable, subject to any vesting provisions thereof and the termination provisions hereof.

2.20         “Exercise Price” shall mean the exercise price for each Share covered by an Option.

2.21         “Fair Market Value” means, unless otherwise required by any applicable provision of the Code (or any regulations issued thereunder) or the Ordinance, as my be applicable, as of any date and except as provided below, the closing price reported for the Ordinary Shares on the applicable date: (a) as reported on the principal national securities exchange in the United States on which it is then traded; or (b) if not traded on any such national securities exchange, as quoted on an automated quotation system sponsored by the Financial Industry Regulatory Authority or if the Ordinary Shares shall not have been reported or quoted on such date, on the first day prior thereto on which the Ordinary Shares were reported or quoted.  If the Ordinary Shares are not traded, listed or otherwise reported or quoted, then Fair Market Value means the fair market value of the Ordinary Shares as determined by the Committee in good faith in whatever manner it considers appropriate taking into account the requirements of Section 422 of the Code or Section 409A of the Code, as applicable.  For purposes of the grant of any Award, the applicable date shall be the trading day immediately prior to the date on which the Award is granted.  For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or, if not a day on which the applicable market is open, the next day that it is open.

2.22         “Family Member” means “family member” as defined in Section A.1.(5) of the general instructions of Form S-8, as may be amended from time to time, or by the Ordinance and/or the Companies Law, all as may be applicable.

2.23         “Incentive Stock Option” means any Stock Option awarded to an Eligible Employee of the Company, its Subsidiaries and its Parent (if any) under this Plan intended to be and designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

2.24         “KMN Person” means (i) KMN Holdings Ltd, an Israeli corporation; (ii) any Affiliate of KMN Holdings Ltd.; or (iii) any officer, director or employee of any Person specified in clause (i)-(ii) above.

2.25         “Non-Employee Director” means a director of the Company who is not an active employee of the Company or an Affiliate.

2.26         “Non-Qualified Stock Option” means any Stock Option awarded under this Plan that is not an Incentive Stock Option.

2.27         "Ordinance" means  the Israeli Income Tax Ordinance (New Version) 1961, and the regulations promulgated thereunder, all as amended from time to time.

2.28         “Ordinary Shares” or "Shares" means the Ordinary Shares, par value NIS 0.90 per share, of the Company.

2.29         “Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

2.30         “Participant” means an Eligible Employee, Non-Employee Director or Consultant to whom an Award has been granted pursuant to this Plan.

2.31         “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, incorporated organization, governmental or regulatory or other entity.

2.32         “Plan” means this TAT Technologies Ltd 2012 Stock Option Plan, as amended from time to time.

2.33         “Retirement”  means a voluntary Termination of Employment or Termination of Consultancy at or after age 65 or such earlier date after age 50 as may be approved by the Committee, in its sole discretion, with respect to such Participant at the time of grant, or thereafter provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, except that Retirement shall not include any involuntary Termination of Employment or Termination of Consultancy by the Company or an Affiliate for any reason with or without Cause.  With respect to a Participant’s Termination of Directorship, Retirement means the failure to stand for reelection or the failure to be reelected on or after a Participant has attained age 65 or, with the consent of the Board, provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, before age 65 but after age 50.

2.34         “Rule 16b-3” means Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

2.35         “Securities Act” means the Securities Act of 1933, as amended and all rules and regulations promulgated thereunder.  Any reference to any section of the Securities Act shall also be a reference to any successor provision.

2.36         "Section 102" means section 102 of the Ordinance.

2.37         “Section 162(m) of the Code”  means the exception for performance-based compensation under Section 162(m) of the Code and any applicable Treasury regulations thereunder.

2.38         “Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable Treasury regulations thereunder.

2.39         “Stock Option” or “Option” means any option to purchase Ordinary Shares granted to Eligible Employees, Non-Employee Directors or Consultants granted pursuant to Article VI.

2.40         “Subsidiary” means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

2.41         “Ten Percent Stockholder” means a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent.

2.42         “Termination” means a Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable.

2.43         “Termination of Consultancy” means: (a) that the Consultant is no longer acting as a consultant to the Company or an Affiliate; or (b) when an entity which is retaining a Participant as a Consultant ceases to be an Affiliate unless the Participant otherwise is, or thereupon becomes, a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that a Consultant becomes an Eligible Employee or a Non-Employee Director upon the termination of his or her consultancy, unless otherwise determined by the Committee, in its sole discretion, no Termination of Consultancy shall be deemed to occur until such time as such Consultant is no longer a Consultant, an Eligible Employee or a Non-Employee Director.  Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Consultancy in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Consultancy thereafter.

2.44         “Termination of Directorship” means that the Non-Employee Director has ceased to be a director of the Company; except that if a Non-Employee Director becomes an Eligible Employee or a Consultant upon the termination of his or her directorship, his or her ceasing to be a director of the Company shall not be treated as a Termination of Directorship unless and until the Participant has a Termination of Employment or Termination of Consultancy, as the case may be.

2.45         “Termination of Employment” means: (a) a termination of employment (for reasons other than a military or personal leave of absence granted by the Company) of a Participant from the Company and its Affiliates; or (b) when an entity which is employing a Participant ceases to be an Affiliate, unless the Participant otherwise is, or thereupon becomes, employed by the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that an Eligible Employee becomes a Consultant or a Non-Employee Director upon the termination of his or her employment, unless otherwise determined by the Committee, in its sole discretion, no Termination of Employment shall be deemed to occur until such time as such Eligible Employee is no longer an Eligible Employee, a Consultant or a Non-Employee Director.  Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Employment in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Employment thereafter.

2.46         “Transfer” means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in a Person), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in a Person) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law).  “Transferred” and “Transferable” shall have a correlative meaning.

2.47         “Trustee” shall mean the trustee appointed by the Committee or the Board, as the case may be, to hold the respective Options and/or Shares (and, in relation with 102 Stock Options, approved by the Israeli tax authorities), if so appointed.

ARTICLE III

ADMINISTRATION

3.1           The Committee.  This Plan shall be administered and interpreted by the Committee. In the event that the Board does not create a committee to administer the Plan, the Plan shall be administered by the Board in its entirety. In the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2           Grants of Awards.  The Committee shall have full authority to grant Stock Options, pursuant to the terms of this Plan, to Eligible Employees, Consultants and Non-Employee Directors.  In particular, the Committee shall have the authority:

(a)           to select the Eligible Employees, Consultants and Non-Employee Directors to whom Awards may from time to time be granted hereunder;

(b)           to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Employees, Consultants or Non-Employee Directors;

(c)           to determine the number of Ordinary Shares to be covered by each Award granted hereunder;

(d)           to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder (including, but not limited to, the exercise price, any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Ordinary Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

(e)           to determine whether and under what circumstances a Stock Option may be settled in cash, and/or Ordinary Shares under Section 6.4(d);

(f)            to determine whether a Stock Option is an Incentive Stock Option or Non-Qualified Stock Option;

(g)           to determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award;

(h)           to set the performance criteria with respect to any Award for which the grant, vesting or payment of such Award is conditioned upon the attainment of specified performance criteria and to certify the attainment of any such performance criteria; and

(i)            generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company that are not in conflict with the provisions of this Plan.

3.3           Guidelines.  Subject to Article VIII hereof, the Committee shall, in its sole discretion, have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of this Plan and any Award issued under this Plan (and any agreements relating thereto); and to otherwise supervise the administration of this Plan.  The Committee may, in its sole discretion, correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of this Plan; provided, that with regard to any provision of this Plan or any agreement relating thereto that is intended to comply with Section 162(m) of the Code or Section 102 of the Ordinance as may be applicable, any such action by the Committee shall be permitted only to the extent such action would be permitted under Section 162(m) of the Code or Section 102 of the Ordinance, as may be applicable.  The Committee may, in its sole discretion, adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions.  This Plan is intended to comply with the applicable requirements of Section 102 of the Ordinance and/or Rule 16b-3 and with respect to Awards intended to be “performance-based,” the applicable provisions of Section 162(m) of the Code and this Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

3.4           Decisions Final.  Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Committee (or any of its members) arising out of or in connection with this Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

3.5           Procedures.  If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings at such times and places as it shall deem advisable, including, without limitation, by telephone conference or by written consent to the extent permitted by the Companies Law or any other applicable law.  A majority of the Committee members shall constitute a quorum.  All determinations of the Committee shall be made by a majority of its members.  Any decision or determination reduced to writing and signed by all the Committee members, shall be fully effective as if it had been made by a vote at a meeting duly called and held.  The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.6           Designation of Consultants/Liability.

(a)           The Committee may, in its sole discretion, designate employees of the Company and professional advisors to assist the Committee in the administration of this Plan.

(b)           The Committee may, in its sole discretion, employ such legal counsel, consultants and agents as it may deem desirable for the administration of this Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent.  Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant or agent shall be paid by the Company.  The Committee, its members and any person designated pursuant to subsection (a) above shall not be liable for any action or determination made in good faith with respect to this Plan.  To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Award granted under it.

3.7           Indemnification.  To the maximum extent permitted by applicable law and the Articles of Association of the Company and to the extent not covered by insurance directly insuring such person, each officer or employee of the Company or any Affiliate and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of this Plan, except to the extent arising out of such officer’s, employee’s, member’s or former member’s fraud.  Such indemnification shall be in addition to any rights of indemnification the officers, employees, directors or members or former officers, employees, directors or members may have under applicable law, under the Articles of Association of the Company or any Affiliate.  Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to him or her under this Plan.

ARTICLE IV

SHARE LIMITATION

4.1           Shares

(a)           General Limitations.  The initial aggregate number of Ordinary Shares with respect to which Awards may be granted under this Plan shall not exceed 380,000 shares (subject to any increase or decrease pursuant to Section 4.2), which may be either authorized and unissued Ordinary Shares or Ordinary Shares held in or acquired for the treasury of the Company or both.  If any Stock Option, granted under this Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Ordinary Shares underlying any unexercised Award shall again be available for the purpose of Awards under this Plan.  The number of Ordinary Shares available for the purpose of Awards under this Plan shall be reduced by (i) the total number of Stock Options exercised, regardless of whether any of the Ordinary Shares underlying such Awards are not actually issued to the Participant as the result of a net settlement, and (ii) any Ordinary Shares used to pay any exercise price or tax withholding obligation with respect to any Award.  In addition, the Company may not use the cash proceeds it receives from Stock Option exercises to repurchase Ordinary Shares on the open market for reuse under this Plan.

(b)	Individual Participation Limitations.

(i)           The maximum number of Ordinary Shares subject to all Awards of Stock Options which may be granted under this Plan during any fiscal year of the Company to each Eligible Employee or Consultant shall be 100,000 shares (which shall be subject to any further increase or decrease pursuant to Section 4.2).

(ii)           The maximum number of Ordinary Shares subject to all Awards of Stock Options which may be granted under this Plan during any fiscal year of the Company to each Non-Employee Director shall not exceed 50,000 (which shall be subject to any further increase or decrease pursuant to Section 4.2) with respect to any fiscal year of the Company.

(iii)          The individual Participant limitations set forth in this Section 4.1(b) shall be cumulative; that is, to the extent that Ordinary Shares for which Awards are permitted to be granted to an Eligible Employee or Consultant during a fiscal year are not covered by an Award to such Eligible Employee or Consultant in a fiscal year, the number of Ordinary Shares available for Awards to such Eligible Employee or Consultant shall automatically increase in the subsequent fiscal years during the term of this Plan until used.

4.2           Changes.

(a)           The existence of this Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Ordinary Shares, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (vi) any other corporate act or proceeding.

(b)           Subject to the provisions of Section 4.2(d), in the event of any such change in the capital structure or business of the Company by reason of any stock split, reverse stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, consolidation, spin-off, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase any Ordinary Shares or securities convertible into Ordinary Shares, any sale or transfer of all or part of the Company’s assets or business, or any other corporate transaction or event having an effect similar to any of the foregoing and effected without receipt of consideration by the Company, then the Committee shall make such adjustments consistent with such change in such manner as the Committee deems equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under this Plan, to the aggregate number and kind of shares that thereafter may be issued under this Plan, the number and kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award and the purchase price thereof, and/or the individual Participant limits set forth in Section 4.1(b). Any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and employees and their respective heirs, executors, administrators, successors and assigns.  Except as provided in this Section 4.2 or in the applicable Award agreement, a Participant shall have no rights by reason of any issuance by the Company of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend, any other increase or decrease in the number of shares of stock of any class, any sale or transfer of all or part of the Company’s assets or business or any other change affecting the Company’s capital structure or business.

(c)           Fractional Ordinary Shares resulting from any adjustment in Awards pursuant to Section 4.2(a) or (b) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half.  No cash settlements shall be made with respect to fractional shares eliminated by rounding.  Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of this Plan.

(d)           In the event of an Acquisition Event, the Committee may, in its sole discretion, terminate all outstanding and unexercised Stock Options effective as of the date of the Acquisition Event, by delivering notice of termination to each Participant at least 20 days prior to the date of consummation of the Acquisition Event, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such Participant shall have the right to exercise in full all of his or her Stock Options that are then outstanding (subject to any limitations on exercisability otherwise contained in the Award agreements), but any such exercise shall be contingent on the occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

If an Acquisition Event occurs but the Committee does not terminate the outstanding Awards pursuant to this Section 4.2(d), then the provisions of Section 4.2(b) and Article VII shall apply.

4.3           Minimum Purchase Price.  Notwithstanding any provision of this Plan to the contrary, if authorized but previously unissued Ordinary Shares are issued under this Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law.

ARTICLE V

ELIGIBILITY

5.1           General Eligibility. All Eligible Employees, prospective employees and Consultants of the Company and its Affiliates, and Non-Employee Directors of the Company, are eligible to be granted Awards.  Eligibility for the grant of Awards and actual participation in this Plan shall be determined by the Committee in its sole discretion.  Notwithstanding anything herein to the contrary, no Award under which a Participant may receive Ordinary Shares may be granted under this Plan to an Eligible Employee, Consultant or Non-Employee Director of any Affiliate if such shares of Common Stock do not constitute “service recipient stock” for purposes of Section 409A of the Code, when applicable, with respect to such Eligible Employee, Consultant or Non-Employee Director.

5.2           102 Stock Options. Subject to Applicable Law, 102 Stock Options may not be granted to "controlling shareholders" as defined under the Ordinance and may only be granted to Employees, including officers and directors, of the Company or any Affiliate thereof, who are Israeli residents (“Eligible 102 Participants”). Awards to Eligible 102 Participants in Israel shall be 102 Stock Options. Eligible 102 Participants may receive only 102 Stock Options, which may either be grants to a Trustee or grants under Section 102 without a trustee. Unless otherwise permitted by the Ordinance and the Rules, no 102 Stock Options to a Trustee may be granted until the expiration of thirty (30) days after the requisite filings under the Ordinance and the Rules have been appropriately made with the ITA.

5.3           Incentive Stock Options.  Notwithstanding anything herein to the contrary, and subject to the provisions of Section 5.1(b) above, only Eligible Employees of the Company, its Subsidiaries and its Parent (if any) are eligible to be granted Incentive Stock Options under this Plan.  Eligibility for the grant of an Incentive Stock Option and actual participation in this Plan shall be determined by the Committee in its sole discretion.

5.4           General Requirement.  The vesting and exercise of Awards granted to a prospective employee or consultant are conditioned upon such individual actually becoming an Eligible Employee or Consultant.

ARTICLE VI

STOCK OPTIONS

6.1           Options.  Each Stock Option granted under this Plan shall be of one of three types: (a) an Incentive Stock Option (b) a 102 Stock Option or (b) a Non-Qualified Stock Option.

6.2           Grants.  The Committee shall, in its sole discretion, have the authority to grant to any Eligible Employee (subject to Sections 5.2, 5.3 above and Section 6.3 below) Incentive Stock Options, 102 Stock Options and/or Non-Qualified Stock Options, according to the applying tax regime and the provisions of this Plan. The Committee shall, in its sole discretion, have the authority to grant Non-Qualified Stock Options to any Consultant or Non-Employee Director. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not qualify shall constitute a separate Non-Qualified Stock Option.

6.3           Terms of Options.  Options granted under this Plan shall be evidenced by a written agreement between the Company and the Participant or a written notice delivered by the Company and accepted by the Participant (the “Option Agreement”), subject to the following terms and conditions and which Option Agreement shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee, in its sole discretion, shall deem desirable from time to time, unless otherwise specifically provided in such Option Agreement or the terms referred to in Sections 6.3 (a) through (o) below.

(a)           Number of Shares. Each Option Agreement shall state the number of Shares covered by the Option.

(b)           Type of Option. Each Option Agreement shall specifically state the type of Option granted thereunder and whether it constitutes an Incentive Stock Option, Non-Qualified Stock Option, 102 Stock Option and the relevant track, or otherwise.

(c)           Exercise Price. Each Option Agreement shall state the Exercise Price, which, in the case of an Incentive Stock Option, shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the date of grant or such other amount as may be required pursuant to the Code. In the case of any other Option, the per share Exercise Price shall be equal to the amount determined by the Committee. In the case of an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the date of grant. In no event shall the Exercise Price of an Option be less than the par value of the shares for which such Option is exercisable. Subject to Article III and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Option. The Exercise Price shall also be subject to adjustment as provided in Article VII hereof.

(d)           Exercise Period.  Each Option Agreement shall state the Exercise Period, as fixed by the Committee, subject to the vesting provisions set by the Committee as mentioned below, the early termination provisions set forth in Sub-Sections (h) through (k) hereof and provided that no Stock Option shall be exercisable more than five years after the date the Stock Option is granted.; At the expiration of the Exercise Period, all unexercised Options shall become null and void.

(e)           Exercisability and Vesting Terms.  Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at grant and each Option Agreement shall provide the vesting schedule for the Stock Options as determined by the Committee.  If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations and/or vesting schedule (including, without limitation, that such Stock Option is exercisable only in installments and/or within certain time periods and/or subject to performance goals and/or measurements,), the Committee may waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such Stock Option may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion and the provisions with respect to any Stock Option need not be the same as the provisions with respect to any other Stock Option. Unless otherwise determined by the Committee at grant, the Stock Option agreement shall provide that (i) in the event the Participant engages in Detrimental Activity prior to any exercise of the Stock Option, all Stock Options held by the Participant shall thereupon terminate and expire, (ii) as a condition of the exercise of a Stock Option, the Participant shall be required to certify (or shall be deemed to have certified) at the time of exercise in a manner acceptable to the Company that the Participant is in compliance with the terms and conditions of this Plan and that the Participant has not engaged in, and does not intend to engage in, any Detrimental Activity, and (iii) in the event the Participant engages in Detrimental Activity during the one year period commencing on the later of the date the Stock Option is exercised or becomes vested, the Company shall be entitled to recover from the Participant at any time within one year after such exercise or vesting, and the Participant shall pay over to the Company, an amount equal to any gain realized as a result of the exercise (whether at the time of exercise or thereafter).

(f)           Method of Exercise.  Subject to whatever installment exercise and waiting period provisions apply under subsection (e) above, to the extent vested, Stock Options may be exercised in whole or in part at any time during the Stock Option term, by giving written notice of exercise to the Company specifying the number of Ordinary Shares to be purchased.  Such notice shall be in a form acceptable to the Company and shall be accompanied by payment in full of the Exercise Price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Ordinary Shares are traded on a national securities exchange or quoted on a national quotation system sponsored by the Financial Industry Regulatory Authority, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the Exercise Price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, the relinquishment of Stock Options or by payment in full or in part in the form of Ordinary Shares (for which the Participant has good title free and clear of any liens and encumbrances) based on the Fair Market Value of the Ordinary Shares on the payment date as determined by the Committee, in its sole discretion).  No Ordinary Shares shall be issued until payment therefor, as provided herein, has been made or provided for.

(g)           Non-Transferability of Options.  No Stock Option shall be Transferable by the Participant otherwise than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant.  Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this Section is Transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as determined by the Committee, in its sole discretion.  A Non-Qualified Stock Option that is Transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently Transferred otherwise than by will or by the laws of descent and distribution and (ii) remains subject to the terms of this Plan and the applicable Award agreement.  Any Ordinary Shares acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a Transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of this Plan and the applicable Award agreement.

(h)           Termination by Death, Disability or Retirement.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if Participant’s Termination is by reason of death, Disability or Retirement, all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant (or, in the case of death, by the legal representative of the Participant’s estate) at any time within a period of one year from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options; provided, however, that in the case of Retirement, if the Participant dies within such Exercise Period, all unexercised Stock Options held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one year from the date of such death, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(i)            Involuntary Termination Without Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by involuntary termination without Cause, all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of 90 days from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(j)            Voluntary Termination.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is voluntary (other than a voluntary termination described in subsection (k)(y) below), all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of 30 days from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

(k)           Termination for Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination (x) is for Cause or (y) is a voluntary Termination (as provided in sub-section (j) above) after the occurrence of an event that would be grounds for a Termination for Cause, all Stock Options, whether vested or not vested, that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) shall thereupon terminate and expire as of the date of such Termination.

(l)            Unvested Stock Options.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant’s Termination for any reason shall terminate and expire as of the date of such Termination.

(m)          Incentive Stock Option Limitations.  To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options.  Should any provision of this Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may, in its sole discretion, amend this Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

(n)           Form, Modification, Extension and Renewal of Stock Options.  Subject to the terms and conditions and within the limitations of this Plan, Stock Options shall be evidenced by such an Option Agreement, and the Committee may, in its sole discretion (i) subject to Section 8.1(d) and the applicable law, modify, extend or renew outstanding Stock Options granted under this Plan (provided that the rights of a Participant are not reduced without his or her consent and provided that such action does not extend the Stock Option beyond its stated term), and (ii) accept the surrender of outstanding Stock Options (up to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised).  Notwithstanding anything herein to the contrary, an outstanding Option may not be modified to reduce the exercise price thereof nor may a new Option at a lower price be substituted for a surrendered Option (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company.

(o)           Other Terms and Conditions.  Stock Options may contain such other provisions, which shall not be inconsistent with any of the terms of this Plan, as the Committee shall, in its sole discretion, deem appropriate.

6.4           102 Stock Options.

(a)           Stock Options granted pursuant to this Section 6.4 are intended to be granted under Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) thereof as capital gains track options (“102 Capital Gains Track Options”), or (ii) Section 102(b)(1) thereof as ordinary income track options (“102 Ordinary Income Track Options”; together with 102 Capital Gains Track Options, “102 Trustee Options”). 102 Trustee Options shall be granted subject to the following special terms and conditions contained in this Section 6.4, the general terms and conditions specified in Section 6.3 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Stock Options under different tax laws or regulations.

(b)           The Company may grant only one type of 102 Trustee Option at any given time to all Participants who are to be granted 102 Trustee Options pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Option it elects to grant before the date of grant of any 102 Trustee Options (the “Election”). Such Election shall also apply to any bonus shares received by any Participant as a result of holding the 102 Trustee Options. The Company may change the type of 102 Trustee Option that it elects to grant only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by applicable law. Any Election shall not prevent the Company from granting Options, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Options”).

(c)           Each 102 Trustee Option will be deemed granted on the date stated in a written notice to be provided by the Company, provided that on or before such date (i) the Company has provided such notice to the Trustee and (ii) the Participant has signed all documents required pursuant to applicable law and under the Plan.

(d)           Each 102 Trustee Option, each Share issued pursuant to the exercise of any 102 Trustee Option, and any rights granted thereunder, including, without limitation, bonus shares, shall be allotted and issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Participant for a period of not less than the requisite period prescribed by the Ordinance and the Rules or such longer period as set by the Committee (the “Required Holding Period”). In the event that the requirements under Section 102 to qualify an Stock Option as a 102 Trustee Option are not met, then the Stock Option may be treated as a 102 Non-Trustee Option, all in accordance with the provisions of Section 102 and the Rules. After termination of the Required Holding Period, the Trustee may release such 102 Trustee Option and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance or (ii) the Trustee and/or the Company and/or its Affiliate withholds any applicable taxes due pursuant to the Ordinance arising from the 102 Trustee Options and/or any Shares allotted or issued upon exercise of such 102 Trustee Options. The Trustee shall not release any 102 Trustee Options or Shares issued upon exercise thereof prior to the payment in full of the Participant’s tax liabilities arising from such 102 Trustee Options and/or Shares or the withholding referred to in (ii) above.

(e)           Each 102 Trustee Option shall be subject to the relevant terms of the Ordinance and the Rules, which shall be deemed an integral part of the 102 Trustee Option and shall prevail over any term contained in the Plan or Option Agreement which is not consistent therewith. Any provision of the Ordinance, the Rules and any approvals by the Income Tax Commissioner not expressly specified in this Plan or Option Agreement which, as determined by the Committee, are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Participant. The Participant granted a 102 Trustee Option shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. The Participant agrees to execute any and all documents, which the Company and/or its Affiliates and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance and the Rules.

(f)           During the Required Holding Period, the Participants shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise of a 102 Trustee Option and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale or release occurs during the Required Holding Period it will result in adverse tax consequences to the Participant under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Participant. Subject to the foregoing, the Trustee may, pursuant to a written request from the Participant, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the Option Agreement and any applicable law.

(g)           If a 102 Trustee Option is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Participant. If such 102 Trustee Option is exercised after the expiration of the Required Holding Period, the Shares issued upon such exercise shall, at the election of the Participant, either (i) be issued in the name of the Trustee, or (ii) be issued to the Participant, provided that the Participant first complies with all applicable provisions of the Plan and all taxes with respect thereto shall have been fully paid to the ITA.

(h)           The foregoing provisions of this Section 6.4 relating to 102 Trustee Options shall not apply with respect to 102 Non-Trustee Options, which shall, however, be subject to the relevant provisions of Section 102 and the Rules.

(i)            Upon receipt of a 102 Trustee Option, the Participant will sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to the Plan, or any 102 Trustee Option or Share granted to such Participant thereunder.

ARTICLE VII

CHANGE IN CONTROL PROVISIONS

7.1           Benefits.  In the event of a Change in Control of the Company, and except as otherwise provided by the Committee in an Option Agreement, a Participant’s unvested Award shall not vest and a Participant’s Award shall be treated in accordance with one of the following methods as determined by the Committee in its sole discretion:

(a)           Awards, whether or not then vested, shall be continued, assumed, have new rights substituted therefor or be treated in accordance with Section 4.2(d) hereof, as determined by the Committee in its sole discretion.  Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation §  1.424-1 (and any amendments thereto).

(b)           The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess of the Change in Control Price (as defined below) of the Ordinary Shares covered by such Awards, over the aggregate exercise price of such Awards.  For purposes of this Section 7.1, Change in Control Price shall mean the highest price paid per Ordinary Shares in any transaction related to a Change in Control of the Company; provided, however, that such price shall not exceed the fair market value of the Common Stock at the time of purchase as determined in accordance Section 409A of the Code.

(c)           The Committee may, in its sole discretion, provide for the cancellation of any Appreciation Awards without payment, if the Change in Control Price is less than the exercise price of such Appreciation Award.

(d)           Notwithstanding anything else herein, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

7.2           Change in Control.  Unless otherwise determined by the Committee in the applicable Award agreement or other written agreement approved by the Committee, a “Change in Control” shall be deemed to occur following any transaction if: (i) any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any KMN Person, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Ordinary Shares of the Company), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the combined voting power of the then outstanding securities of the Company (or its successor corporation); provided, however, that a merger or consolidation effected solely to implement a recapitalization of the Company  shall not constitute a Change in Control of the Company; (ii) the stockholders of the Company approve a plan of complete liquidation of the Company; provided, that this subsection (ii) shall not constitute a Change in Control with respect to the amount of any payment pursuant to an Award under this Plan, or any portion thereof, that is triggered upon a Change in Control and that is intended to constitute “non-qualified deferred compensation” pursuant to Section 409A of the Code; or (iii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets other than (x) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (y) pursuant to a spinoff type transaction, directly or indirectly, of such assets to the stockholders of the Company.

ARTICLE VIII

TERMINATION OR AMENDMENT OF PLAN

8.1           Termination or Amendment.  Notwithstanding any other provision of this Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of this Plan (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article X), or suspend or terminate it entirely, retroactively or otherwise; provided, that without the approval of the holders of the Company’s Ordinary Shares entitled to vote in accordance with applicable law and the exchange or system on which the Company’s securities are then listed or traded, no amendment may be made that would:

(a)           increase the aggregate number of Ordinary Shares that may be issued under this Plan pursuant to Section 4.1 (except by operation of Section 4.2);

(b)           change the classification of individuals eligible to receive Awards under this Plan;

(c)           other than adjustments or substitutions in accordance with Section 4.2, amend the terms of outstanding Awards to reduce the exercise price of outstanding Stock Options or to cancel outstanding Stock Options (where prior to the reduction or cancellation the exercise price equals or exceeds the fair market value of the Ordinary Shares underlying such Awards) in exchange for cash, or Stock Options with an exercise price that is less than the exercise price of the original Stock Options;

(d)           extend the maximum Exercise Period under Section 6.3;

(e)           award any Stock Option in replacement of a canceled Stock Option with a higher exercise price, except in accordance with Section 6.3(l); or

(f)            require stockholder approval in order for this Plan to comply with the applicable rules of any exchange or system on which the Company’s securities are listed or traded at the request of the Company, the applicable provisions of Section 162(m) of the Code or, to the extent applicable to Incentive Stock Options, Section 422 of the Code.

ARTICLE IX

UNFUNDED PLAN

9.1           Unfunded Status of Plan.  This Plan is an “unfunded” plan for incentive and deferred compensation.  With respect to any payments as to which a Participant has a fixed and vested interest but that are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

ARTICLE X

GENERAL PROVISIONS

10.1        RIGHTS AS A STOCKHOLDER; VOTING AND DIVIDENDS.

(a)           A Participant shall have no rights as a shareholder of the Company with respect to any Ordinary Shares covered by the Award until the date of the lawful issuance of such Shares to the Participant. In the case of 102 Option Awards (if such Share Options are being held by a Trustee), a the Trustee shall have no rights as a shareholder of the Company with respect to any Shares covered by such Award until the date of the lawful issuance of such Shares for the Participant’s benefit, and the Participant shall have no rights as a shareholder of the Company with respect to any Shares covered by the Award until the date of the release of such Shares from the Trustee to the Participant and the issuance of such Shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such Share are issued, except as provided in Article VII hereof.

(b)           With respect to all Ordinary Shares issued in the form of Awards hereunder or upon the exercise of Awards hereunder, any and all voting rights attached to such Shares and the Participant's entitlement to receive dividends distributed with respect to such Shares, shall be subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any applicable law.

(c)           Regarding Share issued pursuant to the exercise of any 102 Trustee Option any rights distributed to the Participants shall be deposited with and/or issued to the Trustee for the benefit of the Participants. All said rights, excluding dividends,  shall be held by the Trustee for the applicable Required Holding Period. In the case that the Company distributes dividends, than the amount of dividends with respect of Shares held in trust shall be paid to the Participants that are the beneficial holders of such Shares,  subject to deduction at source of the applicable tax.

(d)           The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other applicable law.

10.2        Legend.  The Committee may require each person receiving Ordinary Shares pursuant to a Stock Option under this Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof.  In addition to any legend required by this Plan, the certificates for such shares may include any legend that the Committee, in its sole discretion, deems appropriate to reflect any restrictions on Transfer.

All certificates for Ordinary Shares delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may, in its sole discretion, deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Ordinary Shares are then listed or any national securities exchange system upon whose system the Ordinary Shares are then quoted, any applicable Federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

10.3        Other Plans.  Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

10.4        No Right to Employment/Directorship/Consultancy.  Neither this Plan nor the grant of any Option hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall they be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate his or her employment, consultancy or directorship at any time.

10.5        Withholding of Taxes.  The Company shall have the right to deduct from any payment to be made pursuant to this Plan, or to otherwise require, prior to the issuance or delivery of any Ordinary Shares or the payment of any cash hereunder, payment by the Participant of, any Federal, state or local taxes required by law to be withheld.  Any statutorily required withholding obligation with regard to any Participant may be satisfied, subject to the consent of the Committee, by reducing the number of Ordinary Shares otherwise deliverable or by delivering Ordinary Shares already owned.  Any fraction of a share of Ordinary Shares required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

10.6        No Assignment of Benefits.  No Award or other benefit payable under this Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

10.7        Listing and Other Conditions.

(a)           Unless otherwise determined by the Committee, as long as the Ordinary Shares are listed on a national securities exchange or system sponsored by a national securities association, the issue of any Ordinary Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system.  The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option with respect to such shares shall be suspended until such listing has been effected.

(b)           If at any time counsel to the Company shall be of the opinion that any sale or delivery of Ordinary Shares pursuant to an Option is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Ordinary Shares or Awards, and the right to exercise any Option shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

(c)           Upon termination of any period of suspension under this Section 10.7, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

(d)           A Participant shall be required to supply the Company with any certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

10.8        Governing Law.  This Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of Israel (regardless of the law that might otherwise govern under applicable Israeli principles of conflict of laws).

10.9        Construction.  Wherever any words are used in this Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

10.10      Other Benefits.  No Award granted or paid out under this Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

10.11      Costs.  The Company shall bear all expenses associated with administering this Plan, including expenses of issuing Ordinary Shares pursuant to any Awards hereunder.

10.12      No Right to Same Benefits.  The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

10.13      Death/Disability.  The Committee may in its sole discretion require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award.  The Committee may, in its discretion, also require that the agreement of the transferee to be bound by all of the terms and conditions of this Plan.

10.14      Section 16(b) of the Exchange Act.  All elections and transactions under this Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable exemptive condition under Rule 16b-3.  The Committee may, in its sole discretion, establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of this Plan and the transaction of business thereunder.

10.15      Section 409A of the Code / Section 102 of the Ordinance.  Although the Company does not guarantee the particular tax treatment of an Award granted under this Plan, Awards made under this Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, and this Plan and any Award agreement hereunder shall be limited, construed and interpreted in accordance with such intent.  In no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, or any damages for failing to comply with Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable.

10.16      Successor and Assigns.  This Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

10.17      Severability of Provisions.  If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Plan shall be construed and enforced as if such provisions had not been included.

10.18      Payments to Minors, Etc.  Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

10.19      Headings and Captions.  The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

ARTICLE XI

EFFECTIVE DATE OF PLAN

The Plan was adopted by the Board on November 24, 2011 and amended by the Board on December 13, 2011 and on March 22, 2012 subject to, and to be effective upon, the approval of the stockholders of the Company in accordance with the requirements of the laws Israel.

ARTICLE XII

TERM OF PLAN

No Award shall be granted pursuant to this Plan on or after March 22, 2022, but Awards granted prior to such date may extend beyond that date.

ARTICLE XIII

NAME OF PLAN

This Plan shall be known as “The TAT Technologies Ltd 2012 Stock Option Plan.”

i

THE COMPANIES ORDINANCE

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

Of

T.A.T. TECHNOLOGIES LTD

(These Articles of Association have been adopted by a Special Resolution on   the   ________, 1986 and they replace the former Articles of Association).

INTERPRETATION

1.
[Amended 1998, 2012] In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite them respectively in the second column thereof, if not inconsistent with the subject or context:

Words	Meanings

The Company	The above-named Company.

Companies Ordinance	The Companies Ordinance (new version) 1983 ("The Companies Ordinance ") as amended and as amended from time to time including any law or statute replacing it.

Companies Law	The Companies Law 5759-1999 ("The Companies Law") as amended and as amended from time to time including any law or statute replacing it.

The Statutes	The Companies Ordinance, The Companies Law, The Securities Law ~~1968~~, and every other Law for the time being in force concerning joint stock companies and affecting the Company.

These Articles	These Articles of Association or as shall be altered from time to time by Special Resolution.

The Office	The registered office for the time being of the Company.

The Seal	The rubber stamp of the Company.

Securities Law	The Securities Law 5728-1968 ("The Companies Law") as amended and as amended from time to time including any law or statute replacing it.

Month	Gregorian month.

The Record Date	The record date as determined pursuant to the provision of Article 55(a) of these Articles

Writing	Printing, lithography, photography, and any other mode or modes of representing or reproducing words in a visible form.

Words importing the singular only shall include the plural, and vice versa.

Words importing the masculine gender shall include the feminine gender; and words importing person shall include corporations.

Subject as aforesaid, any words or expressions defined in the Statutes shall, except where the subject or context forbids, bear the same meanings in these Articles.

2.	The Regulations in Table "A" in Schedule II to the Companies Ordinance shall not apply to the Company.

NON-PRIVATE COMPANY

3.	The Company is a non-private company; consequently:

(a)	No limitations will apply to the transfer of its shares;
(b)	The number of shareholdersis unlimited;
(c)	The company may issue to the public shares, debentures or any other securities.

4.
[Amended 1993, 1998, 2005] The share capital of the company is 9,000,000 (Nine Million) New Israeli Shekels, divided into 10,000,000 (Ten Million) Ordinary Shares of a nominal value of 0.9 New Israeli Shekel (NIS 0.9) each, all ranking pari-passu.

SHARES

5.
Subject to these Articles or to the terms of any resolution creating new shares, the unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and either at par or at a premium, or, subject to the provisions of the Statues, at a discount, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board of Directors may think fit.

6.	If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends or other moneys in respect of such share.

7.
No person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognize any equitable, contingent, future, or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the registered holder.

8.
Every member shall be entitled without payment to receive within six months after allotment or registration of transfer (unless the conditions of issue provide for a longer interval) one certificate under the Seal for all the shares registered in his name, specifying the number and denoting numbers of the shares in respect of which it is issued and the amount paid up thereon. Provided that in the case of joint holders the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to one of them shall be sufficient delivery to all. Every certificate shall be signed by one Director and countersigned by the Secretary or some other person nominated by the Directors for the purpose.

9.
If any share certificate shall be defaced, worn out, destroyed or lost, it may be renewed on such evidence being produced, and such indemnity (if any) being given as the Directors shall require and (in case of defacement or wearing out) on delivery up of the ~~the~~ old certificate, and in any case on payment of such sum not exceeding NIS 5 (Five New Israeli Shekels) as the Directors may from time to time require.

10.
[Deleted 2012]~~No part of the funds of the Company shall be employed in the purchase of or in loans upon the security of the Company's shares, but nothing in this Article shall prohibit the transactions mentioned in the proviso to Section 139 of the Companies Ordinance.~~

11.
[Deleted 2012]~~Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a length period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period, and subject to the conditions and restrictions mentioned in Section 140 of the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of the construction of the work or building or the provision of a plant.~~

12.
[Deleted 2012]~~The Company may pay a commission at a rate not exceeding 10 (ten) percent of the price at which the shares or other securities are issued to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or other securities of the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company or other securities of the Company.~~

CALLS ON SHARES

13.
No member shall be entitled to receive any dividend or to exercise any privileges as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

14.

(a)
If under the conditions of the issuance of shares there is no fixed date for the payments due therefor, the Directors may from time to time make such calls upon the members in respect of all moneys then unpaid on shares possessed by them and every member will pay the sum demanded of him at the place and time appointed by the Directors, provided that fourteen days notice as to the place and date of payment was served on him. The Directors may revoke or postpone any call.

(b)	A call shall be deemed to have been made at the time when the Resolution of the Directors authorizing such call was passed.

(c)	The joint holders of a share shall be jointly and severally liable for the payment of all calls and installments in respect thereof.

(d)
If before or on the day appointed for payment thereof, a call or installment payable in respect of a share is not paid, the holder or allottee of the share shall pay interest on the amount of the call or Installment at such rate not exceeding the debitory rate prevailing at the largest Israeli commercial bank on the day appointed for the payment referred to, as the Directors shall fix, from the day appointed for payment thereof to the time of actual payment, but the Directors may waive payment of such interest wholly or in part.

15.

(a)
Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, and payable on the date fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all other relevant provisions of these Articles shall apply as if such sum were a call duly made and notified as hereby provided;

(b)
The Directors may at the time of allotment of shares make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such call.

16.
The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the monies due upon his shares beyond the sums actually called up thereon; and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest as may be agreed by them and the Company.

TRANSFER OF SHARES

17.
No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

18.
The Directors may refuse, without giving any reasons therefor, to register any transfer of shares where the Company has a lien on the share, constituting the subject matter of the transfer, but fully paid-up shares may be transferred freely and such transfers do not require the approval of the Directors.

All instruments of transfer shall remain in the custody of the Company but any such instrument which the Directors refused to register shall be returned to the person from whom it was received, if such request be made by him.

19.
[Amended 1998] The Transfer Records and the Register of Members and Debenture Holders (if any) and Debenture Stock Holders (if any) and other securities (if any) of the Company may be closed during such time as the Directors may deem fit, not exceeding in the aggregate, thirty days in each year. To avoid any doubts, the determination of a Record Date shall not constitute nor be deemed as a closing of the above records or registers.

TRANSMISSION OF SHARES

20.
In the case of the death of a member, or a holder of a debenture, the survivor or survivors, where the deceased was a joint holder, and the executors and/or administrators and/or the legal heirs of the deceased where he was a sole or only surviving holder, shall be the only persons recognized by the Company as having any title to his shares or his debentures, but nothing herein contained shall release the estate of a deceased joint holder form any liability in respect of any share or any debenture jointly held by him.

21.
Any person who becomes entitled to a share or a debenture in consequence of the death or bankruptcy of any member, may, upon producing such evidence of title as the Directors shall require, with the consent of the Directors, be registered himself as holder of the share or the debenture or, subject to the provisions as to transfers herein contained, transfer the same to some other person.

22.
A person entitled to a share or a debenture by transmission shall be entitled to receive, and may give a discharge for, any dividends or interest or other moneys payable in respect of the share or debenture, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the Company, or, save as aforesaid, to exercise any of the rights or privileges of a member or a holder of a debenture unless and until he shall become a member in respect of the share or a holder of the debenture.

FORFEITURE OF SHARES

23.
If any member fails to pay the whole or any part of any call or installment of a call on or before the day appointed for the payment thereof, the Directors may at any time thereafter, during such time as the call or installment or any part thereof remains unpaid, serve a notice on him, or on the person entitled to the share by transmission requiring him to pay such call or installment, or such part thereof as remains unpaid, together with any expenses incurred by the company by reason of such non-payment.

24.
The notice shall name a further day (not earlier than the expiration of thirty days from the date of the notice) on or before which such call or installment, or such part as aforesaid, and all interest and expenses that have accrued by reason of such non-payment, is to be made, and shall state that In the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made will be liable to be forfeited.

25.
If the requisitions of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

26.
Notwithstanding any such forfeiture as aforesaid, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture upon the terms of payment of all call and interest due upon and expenses incurred in respect of the shares and upon such further terms (if any) as they shall see fit.

27.
Every share which shall be forfeited shall thereupon become the property of the Company and may be either cancelled or sold or re-allotted or otherwise disposed of either to the person who was before forfeiture the holder thereof, or entitled thereto, or to any other person, upon 'such terms and in such manner as the Directors shall think fit.

28.
A member whose shares have been forfeited shall, notwithstanding, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, without any deduction or allowance for the value of the shares at the time of forfeiture.

29.
The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the member whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

30.
A sworn declaration in writing that the declarant is a Director of the Company, and that a share has been duly forfeited in pursuance of these Articles and stating the date upon which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated, and such declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof, and a certificate of proprietorship of the share under the Seal delivered to the person to whom the same is sold or disposed of, shall constitute a good title to the share, and such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition, and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

LIEN

31.
The Company shall have a first and paramount lien upon all shares (which are not fully paid up) registered in the name of any member, either alone or jointly with any other person, for his debts, liabilities and engagements, whether solely or jointly with any other person, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not, and such lien shall extend to all dividends from time to time declared in respect of such shares; but the Directors may at any time declare any share to be exempt wholly or partially from the provisions of this Article.

32.
The Directors may sell the shares subject to any such lien at such time or times and in such manner as they shall think fit, but no sale shall be made until such time as the moneys in respect of which such lien exists, or some part thereof, are or is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfillment or discharge thereof and giving notice of intention to sell in default shall have been served on such member, or the persons (if any) entitled by transmission to the shares, and default in payment, fulfillment or discharge shall have been made by him or them for fourteen days after such notice.

33.
The net proceeds of such sale shall be applied in or towards satisfaction of the amount due to the Company, or of the liability or engagement, as the case may be, and the balance (if any) shall be paid to the member or the person (if any) entitled by transmission to the shares so sold.

34.
Upon any such sale (i.e., following forfeiture or foreclosing on a lien for and the bona fide use of the powers granted with respect thereto) the Directors may enter the purchaser's name in the Register as holder of the shares and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

SHARE WARRANTS TO BEARER

35.

(a)
The Company may, subject to the provisions of the Statutes, with respect to fully paid up shares, issue warrants (hereinafter called "share warrants"), stating that the bearer is entitled to the shares therein specified and may provide by coupons or otherwise for the payment of dividends on the shares included in such warrants. The Directors may determine and from time to time vary, the conditions upon which share warrants shall be issued, and in particular the conditions upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost or destroyed, or upon which a share warrant may be surrendered, and the name of the bearer entered in the Register in respect of the shares therein specified. The bearer of a share warrant shall be subject to the conditions for the time being in force, whether made before or after the issue of such share warrant.

No new share warrant or coupon shall be issued in the place of one which has been lost or destroyed unless it shall have been established to the satisfaction of the Directors that the same has been lost or destroyed.

(b)
A share warrant shall entitle the bearer to the shares included in it, and such shares shall be transferred by the delivery of the share warrant and the provisions of these Articles with respect to transfer and transmission of shares shall not apply thereto.

(c)
The bearer of a share warrant may at any time deposit the warrant at the Office or at any other place, if any, indicated by the Directors, and after the expiration of two clear days from the time of deposit, and so long as the warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, and of attending and voting and exercising the other privileges of a member at any meeting held, as if his name was inserted in the Register as the Holder of the shares included in the deposited warrant. Not more than one person shall be recognized as depositor of a share warrant.

Upon prior notice in writing of two days the Company shall return to the depositor the share warrant deposited by him.

(d)
Subject as otherwise expressly provided herein, no person shall, as bearer of a share warrant, sign a requisition for calling a Meeting of the Company, or attend, or vote, or exercise any other privilege of a member at a Meeting of the Company and said person shall not be entitled to receive any notices from the Company.

But the bearer of a share warrant shall be a member of the Company and entitled in all other respects to the same privileges and advantages as if he were named in the Register as the holder of the shares included in the warrant.

STOCK

36.

(a)
The Board of Directors may, with the sanction of the members previously given by Special Resolution, convert any paid-up shares into stock, and may, with like sanction, reconvert any stock into paid-up shares of any denomination.

(b)
The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations, as the shares, from which the stock arose, might have been transferred prior to conversion, or as near thereto as circumstances admit, provided however, that the Board of Directors may from time to time fix the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.

(c)
The holders of stock shall, in accordance with the amount of stock held by them, have the same rights and privileges as regards dividends, voting at Meetings of the Company and other matters as if they held the shares from which such stock arose, but no such right or privilege, except participation in the dividends and profits of the Company, shall be conferred by any such aliquot part of such stock as would not, if existing in shares, have conferred that right or privilege.

(d)	Such of the Articles of the Company as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" (or "member") therein shall include "stock" and "stockholder".

ALTERATIONS OF CAPITAL

37.	The Company may from time to time by Special Resolution:

(a)	Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; or

(b)	Cancel any shares not taken or agreed to be taken by any person; or

(c)
Divide its share capital or any part thereof into shares of smaller amount than is fixed by its Articles of Association by sub-division of its existing shares or any of them, subject, nevertheless, to the provisions of the Statutes, and so that as between the resulting shares, one or more of such shares may by the Resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other shares; or

(d)
Reduce its share capital and any capital redemption reserve fund in any way that may be considered expedient and, in particular exercise all or any of the powers conferred by Section 151 of the Companies Ordinance, or any statutory modification thereof.

38.	The Company may, subject to applicable law, issue redeemable shares and redeem the same

INCREASE OF CAPITAL

39.
The Company may from time to time by Special Resolution, whether all the shares for the time being authorized shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares; such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any) in regard to dividend, return of capital, voting or otherwise as the General Meeting deciding upon such increase directs.

40.
Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original ordinary share capital of the Company, and shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the original share capital.

MODIFICATION OF CLASS RIGHTS

41.
[Amended 2012]If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class. The provisions of these Articles relating to General Meetings shall apply mutatis mutandis to every such separate General Meeting. ~~Any holder of shares of the class present in person or by proxy may demand a secret poll.~~

42.
Unless otherwise provided by the conditions of issue, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

BORROWING POWERS

43.
The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking, or, the whole or any part of the property of the Company, both present and future, including units uncalled or called but unpaid capital for the time being.

GENERAL MEETINGS

44.
General Meetings shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding General Meeting and at such place as may be determined by the Directors. Such Annual General Meetings shall be called "Ordinary Meetings" and all other General Meetings of the Company shall be called "Extraordinary Meetings". The Annual General Meeting shall receive and consider the Directors' Report, the Profit and Loss Account and Balance Sheet, shall elect Directors, appoint Auditors and transact any other business which under these Articles or by the Statutes are to be transacted at a General Meeting of the Company.

45.
[Amended 1998. 2012] The Directors may, whenever they think fit, and they shall upon requisition by persons entitled by the Companies Law to request a convention of an Extraordinary Meeting ~~upon such requisition in writing as is provided by Sections 109 and 110 of the Companies Ordinance~~, convene an Extraordinary Meeting, in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, and particularly under the provisions of article 55(a), entitled to receive notice from the company. Any such requisition must state the objects For which the meeting is to be called, be signed by the requisitionists, and must be deposited at the office. Such requisition may consist of several documents in like form, each signed by one or more requisitionists. If the Directors do not, within twenty-one days from the date of the deposit of such requisition, proceed to convene a Meeting, the requisitionists~~, or any of them representing more than one-half of the total voting rights of all of them,~~ may themselves convene the Meeting in accordance with the Companies Law~~, but any Meeting so convened shall not be held after three months from the date of such deposit.~~

46.

(a)
[Amended 1998, 2001. 2012] Subject to the provisions of the Statutes and the provisions herein relating to Special Resolutions, seven days' notice at the least, specifying the place, the day and the hour of meeting and in the case of special business the general nature of such business, shall be given in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, entitled to receive notices from the Company. Subject to the provisions of the Statutes, ~~Whenever~~ whenever it is proposed to pass a Special Resolution, twenty-one days notice of the General Meeting convened to pass such resolution shall be given. Notices shall be given by post or by personal delivery to every registered shareholder of the Company, entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article 55(a), to his address as described in the Register of Members of the Company or such other address as designated by him in writing for this purpose. Provided that the accidental omission to give such notice to or the non-receipt of such notice by any such member shall not invalidate any resolution passed or proceeding had at any such meeting. And, with the consent of all the members for the time being entitled to receive notices of meetings, a meeting may be convened upon a shorter notice or without notice and generally in such manner as such members may approve. Such consent may be given at the meeting or retrospectively after the meeting.

(b)
Notice with respect to any General Meeting shall be regarded proper and sufficient if it specifies in a general manner the general nature of the matter to be transacted at the General Meeting, or, without making the procedure hereinafter set forth mandatory, if it specifies that the draft of the resolution to be proposed to the General Meeting is available for inspection at a designated place during a designated time period.

PROCEEDINGS AT GENERAL MEETINGS

47.
[Amended 1998] No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two members present in person or by proxy, holding or representing at least one third of the total voting rights in the Company on the Record Date.

48.
If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the members, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, two members present in person or by proxy shall be a quorum.

49.
The Chairman (if any), chosen as such among the Directors, shall preside at every General Meeting, but if there shall be no such Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose a Director, or, If no Director be present, or if all the Directors present decline to take the Chair, they shall choose a member present to be Chairman of the meeting.

50.
[Amended 1998] The Chairman may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned pursuant to the provisions of this Article for seven days or more, notice of the adjourned meeting shall be given to the members entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article 55(a), in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

VOTES OF MEMBERS

51.
[Amended 1998, replaced 2004, amended 2012] Subject to the provisions of the Companies Law, All resolution by any General Meeting of the company, whether referred to in these Articles as ordinary resolution or special resolution, including but not limited to amendment of the Memorandum of Association of the Company or these Articles, shall be deemed adopted if approved by the holders (in aggregate) of the majority votes represented at such general meeting and participating in the vote (excluding any abstaining votes) in person or by proxy.

52.
[Amended 1998, 2012] At all General Meetings a resolution put to a vote at the meeting shall be decided on a show of hands, ~~unless, before or upon the declaration of the result of the show of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote) or by at least two members present, in person or by proxy, holding at least one twentieth part of the issue share capital of the Company on the Record Date, and unless a poll be so demanded,~~ and a declaration by the Chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

53.	[Deleted 2012]~~If a poll be demanded in manner aforesaid, it shall be taken forthwith, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.~~

54.	[Deleted 2012].~~The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.~~

55.	[Replaced 1998, amended 2012] Subject to the provisions of the Statutes:

(a)
The Board of Directors may fix a Record Date to determine the shareholders entitled to notice of and/or to vote at any meeting of shareholders or any adjournment thereof (the "Meeting"), which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted by the Board of Directors, and which Record Date shall not be more than sixty (60) nor less the ten (10) days before the date of the Meeting. If no Record Date is fixed by the Board of Directors. The Record Date for determining shareholders entitled to notice of or to vote at the meeting shall be at the close of business on the day next preceding the day on which such board meeting is held. A determination of shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; providing, however that the Board of Directors may fix a new Record Date to the adjournment meeting.

(b)	Subject to any rights or restrictions of Article 55(a), every member shall have one vote for each share of which he is the holder~~, whether on a show of hands or on a poll~~.

56.
If any member be a lunatic, idiot, or non compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator and such last mentioned persons may give their votes either personally or by proxy.

57.
If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

58.	Votes may be given either personally or by proxy. A proxy need not be a member of the Company.

59.

(a)
The instrument appointing a proxy shall be in writing in the usual common form, or such form as may be approved by the Directors, and shall be signed by the appointor or by his attorney duly authorized in writing, or, if the appointor is a corporation, the corporation shall vote by its representative, appointed by an instrument duly signed by the corporation.

(b)	[Deleted 2012]~~The instrument appointing a proxy shall be deemed to includeauthorization to demand a poll or to vote on a poll on behalf of the appointor.~~

60.
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or transfer of the share in respect of which the vote is given unless an intimation in writing of the death, revocation or transfer shall have been received at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

61.
The instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power of attorney, shall be deposited at the Office or at such other place or places, whether in Israel or elsewhere, as the Directors may from time to time either generally or in a particular case or class of cases prescribe, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote; otherwise the person so named shall not be entitled to vote in respect thereof; but no instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

62.
Subject to the provisions of the Statutes, a resolution in writing signed by all the members, in person or by proxy, for the time being entitled to vote at General Meeting of the Company shall be as valid and as effectual as a resolution adopted by a General Meeting duly convened, held and constituted for the purpose of passing such resolution.

63.
A member will be entitled to vote at the Meetings of the Company by several proxies appointed by him, provided that each proxy shall be appointed with respect to different shares held by the appointing member. Every proxy so appointed on behalf of the same member shall be entitled to vote as he sees fit.

64.
No person shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereof) unless all calls then payable by him in respect of his shares in the Company shall have been paid.

DIRECTORS

65.
The Board of Directors of the Company shall consist of such number of Directors as may be fixed from time to time by an Ordinary Resolution of a General Meeting, provided it shall not be less than two or more than eleven.

66.
The Directors shall be elected at the Annual General Meeting of the Company and shall hold office until the close of the succeeding Annual General Meeting. Should no Directors be elected at the Annual General Meeting, the Directors holding office at the time such meeting was convened shall continue to hold their office. Directors whose term of office expired may be re-elected.

67.
[Deleted 2012]~~Except for Directors whose term of office expired at the time the meeting was convened and for persons nominated for the office of a Director by the Directors, no person shall be nominated for the office of a Director at a General Meeting unless, not less than forty-eight hours and not more than forty-two days prior to the date set for such meeting, another notice signed by the member (or by the candidate) entitled to participate and also present at the meeting with respect to which notice was given, indicating his intention of nominating the candidate to the office of a Director and accompanied with the written consent thereto of the nominee, was delivered to the Office.~~

68.
[Amended 2012] Subject to the provisions of the Companies Law, ~~The~~the Directors in their capacity as such, shall be entitled to receive remuneration and reimbursement of expenses incurred by them in the course of carrying out their duties as Directors.

69.	[Amended 2012] The office of a Director shall be vacated, ipso facto, under the circumstancesset forth in the Statures.~~:~~

~~(a)upon his resignation by written notice signed by him and delivered to the Office;~~

~~(b)if he becomes bankrupt or enters into an arrangement with his creditors;~~

~~(c)if he be found to be a lunatic or becomes of unsound mind;~~

~~(d)if he be relieved of his office as provided in Article 74 hereof.~~

70.
[Amended 2012] Subject to the provisions of the Statutes, ~~No~~no Director shall be disqualified by virtue of his office from holding any office, or, deriving any profit from any other office in the Company or from any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered Into by or on behalf of the Company in which the Director shall in any way be interested, be avoided, nor shall any Director be liable to account to the Company for any profit arising from any such office or realized by any such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at the first meeting of the Board of Directors after the acquisition of his Interest. After such disclosure, every Director shall be entitled to vote as Director in respect of any contract or arrangement in which he is so interested as aforesaid. A general notice that a Director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under this Article and after such general notice it shall not be necessary to give any special notice relating to any particular transaction with such firm or company.

71.	The Company may from time to time at a General Meeting, increase or decrease the number of Directors subject always to Article 65.

72.
In the event of one or more vacancies in the board of Directors, the continuing Directors may continue to act as long as the Board of Directors consists of at least a majority of the total number of Directors elected and not less than two. However, in the event that the remaining Directors are not a majority of the total number of Directors, or less than two, the remaining Director or Directors may call for the convening of a General Meeting for the purpose of the election of Directors.

73.
[Amended 2012] Subject to the provisions of the Companies Law, ~~The~~the Directors in their capacity as such, shall be entitled to receive remuneration and reimbursement of expenses incurred by them in the course of carrying out their duties as Directors.

74.
[Amended 2012] Subject to the provisions of the Statutes,~~T~~the Company may at a General Meeting remove any Director from office before the expiration of his term of office and appoint another Director in his stead. The person so appointed shall hold office only for such period as the person in whose stead he was appointed would have held office had he not been removed.

PRESIDENTS

75.
The Board of Directors may from time to time appoint one or more persons as President or Presidents of the Company whether for a fixed term or without any limitation of time and the Board of Directors may from time to time remove or discharge him or them from office (subject to the provisions of any agreement between any such person and the Company) and appoint another or others in his or their place or places.

76.	The Directors may from time to time appoint one or more Vice Presidents for certain functions, to carry out duties delegated to him (them) by the President.

77.
[Amended 2012] Subject to the provisions of the Statutes, the Directors may from time to time confer upon and delegate to a President then holding office such authorities and duties of the Board of Directors as they may deem fit, and they may delegate such authorities for such period and for such purposes and subject to such conditions and restrictions which they consider advantageous, and they may delegate such authorities with or without waiving the authorities of the Directors with respect thereto and their being in lieu of their authorities, in whole, or in part, and they may from time to time revoke, cancel and alter such authorities in whole or in part.

78.
[Amended 2012] Subject to the provisions of the Statures,  ~~T~~the remuneration of a President shall be fixed by the Directors, taking into consideration any agreement between him and the Company, and it may be in whole or in part, in the form of wages or commissions or profit sharing or a combination thereof.

79.	[Deleted 2012]~~Notwithstanding anything to the contrary contained in Articles 77 and 87hereof, the remuneration of the President shall be fixed exclusively by the Directors.~~

DIRECTOR'S ACTS AND AUTHORITIES

80.
[Amended 2012] The powers and the duties of the Board of Directors shall be as prescribed by the Companies Law,~~The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in General Meeting. The authority conferred an the Board of Directors by this Article 80 shall be subject to the provisions of the Companies Ordinance,~~ of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

81.
[Amended 2012] Subject to the provisions of the Statutes, the Directors may meet together for the dispatch of the business of the Company and they may postpone their meetings and otherwise regulate them as they shall deem fit. A Director may call a meeting of the Board of Directors at any time. ~~and the Secretary, if so requested by a Director, shall accordingly convene such a meeting.~~ The quorum for the dispatch of business by the Board of Directors shall be determined by the Directors and if not so determined shall be the majority of the  Directors.

82.
A resolution in writing signed or otherwise approved by all the Directors then in office shall be as valid and as effectual as a resolution adopted by the Board of Directors at a meeting of the Board of Directors duly convened and held.

83.
[Amended 2012] Subject to the provisions of the Statutes, ~~E~~every Director shall be entitled to be represented and to vote at any meeting of the Board of Directors by another Director or by another person appointed by him and whose appointment was agreed to by the Directors in a written resolution or at the next meeting of the Board of Directors, who shall act as his alternate for one meeting or for another specified period or until notice be given of the cancellation of the appointment. Each alternate shall have the number of votes equivalent to the number of Directors who appointed him as alternate and if he himself is a Director he shall have such number of votes in addition to his own vote. The appointment of an alternate shall be made in writing. A Director may appoint two alternates. However, if the two alternates of the same Director shall be present at the Board of Directors' meeting, only one of them shall have the right to vote thereat.

84.
[Amended 2012] A Director being at any time absent from Israel shall be entitled during such time to a seven day notice of any Meetings of the Board of Directors, provided he notified the Company of an address to which such notice should be sent. Such notice should be sent by fax, e-mail, telex, cable or telecopier.This Article shall not apply in urgent situations, when a meeting of the Board of Directors may be convened without any prior notice with the consent of a majority of the Directors.

85.

(a)
The Board of Directors may from time to time elect a Chairman for their meeting and fix the term of his office, and unless otherwise decided, the Chairman shall be elected annually. In the event that a Chairman was not elected and if the Chairman should fail to be present at a meeting 15 minutes after the time set for its convening, the remaining Directors shall elect one of those present to be Chairman of the meeting.

(b)
All questions that arise at meetings of the Board of Directors shall be decided by a majority of votes. In the case of an equality bf votes, the Chairman of the meeting shall have a further or casting vote.

86.
Any meeting of the Board of Directors, at which a quorum is present, shall have the authority to exercise all or part of the authorities, powers of attorney and discretion invested at such time in the Directors or regularly exercised by them,

87.
[Amended 2012] Subject to the provisions of the Statutes, ~~T~~the Directors may delegate their authorities in whole or in part to committees as they shall deem fit and they may from time to time revoke such delegation. Any committee so created, must, in exercising the authorities granted to it, adhere to all the instructions of the Board of Directors given from time to time.

The meetings and proceedings of any such committee comprised of two or more members shall be governed by the provisions of these Articles regulating the meetings of the Board of Directors in so far as appropriate thereto unless the provisions of the Companies Law or the Board of Directors shall otherwise regulate the meetings of such a committee (hereinafter "Committee of the Board of Directors").

88.
All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

89.	The Directors shall cause proper Minutes to be kept of the following:

(a)	The names of all the Directors present at any meeting of the Board of Directors and at any meeting of a Committee of the Board of Directors;

(b)	All resolutions and proceedings of General Meetings of the Company, Board of Directors' meetings and Committee of the Board of Directors' meetings.

Any Minutes as aforesaid, if purporting to be signed by the Chairman of the meeting or by the Chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

90.
[Amended 2012] Subject to the provisions of the Statutes, ~~A~~all bona fide acts carried out at any meeting of the Board of Directors held in Israel or thereafter as a result therefrom shall be valid notwithstanding the fact that a Director who was absent from Israel at the time of the meeting did not receive a notice with respect to its convening.

BRANCH REGISTERS

91.
[Amended 2012] Subject to and in accordance with the provisions of the Statutes ~~CompaniesOrdinance~~and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable legal requirements, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

SECRETARY

92.
The Board of Directors may from time to time appoint a Secretary to the Company as it deems fit and may appoint a temporary Assistant-Secretary who shall act as Secretary for the term of his appointment.

RIGHTS OF SIGNATURE - STAMP AND SEAL

 93.

(a)
Authorization to sign on behalf of the Company and thereby bind it shall be made and granted from time to time by the Board of Directors. The Company shall have at least one rubber stamp. The Company shall be bound by the signature of the aforesaid appointees if appearing together after its stamp or imprinted name (e.g. cheques).

(b)
The Board of Directors may provide for a seal. If the Board of Directors so provide, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

DIVIDENDS

94.
Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares, with regard to dividends, the profits of the Company available for dividend and resolved to be distributed, shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively, otherwise than in advance of calls. Unless not otherwise specified in the conditions of issuing of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period (Pro-Rata Temporis).

95.	[Replaced 2002, amended 2012] The Company's Board of Directors, subject to any restrictions contained in the Statutes~~Company's Ordinance~~, may declare and pay dividend, either in the form of cash or stock, to its shareholders according to their rights and interests in the profit and may fix the time for payment.

96.	[Deleted 2012]~~The Directors may from time to time pay to the members on account of the next forthcoming dividend such interim dividends as in their judgment the position of the Company justifies.~~

97.	A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

98.	Notice of the declaration of any dividend, ~~whether interim or otherwise,~~ shall be given to the holders of registered shares in manner hereinafter provided.

99.
[Amended 2012] Subject to the provisions of the Statutes, ~~U~~unless otherwise directed, any dividend may be paid by cheque or warrant, sent through the post to the registered address of the member or person entitled, or in the case of joint registered holders to that one of them first named in the register in respect of the joint holding. Every such cheque shall be made payable to the order of the person to whom it is sent. The receipt of the person whose name, at the date of the declaration of the dividend, appears on the register of members as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall be a good discharge to the Company of all payments made in respect of such share. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed. No unpaid dividend or interest shall bear interest as against the Company.

PAYMENT IN SPECIE AND CAPITALIZATION OF PROFITS

100.
[Replaced 2002, amended 2012] Subject to the provisions of the Statutes, u~~U~~pon declaration by the Board of Directors a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures, debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways.

101.	[Amended 2012] Subject to the provisions of the Statutes, ~~U~~upon the recommendation of the Board of Directors, approved by Ordinary Resolution of the Company, the Company -

i.
may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, or to be distributed only to a certain part of the shareholders, while not distributed to other shareholders as will be decided by the General Meeting on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock or any other securities of the Company which shall be distributed accordingly, or in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and –

ii.
may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum. When distributing shares for capitalized profits all members shall receive shares of one class - whether such class existed prior thereto or was created therefor; or, every shareholder shall receive shares of the same class which conferred upon him the right to receive shares from the capitalization of profits, or of any other class or a combination of several classes of shares - in accordance with the approval of the General Meeting.

102.
[Deleted 2012] ~~For purposes of Article 101 the persons entitled to the aforementioned bonuses derived from capitalization, as a result of their holding bearer certificates shall be determined in accordance with the provisions of this Article. The following provisions shall be applicable to the issuance of any shares or debentures or other securities by way of capitalization and relating to shares represented by a bearer certificate:~~

~~(a)~~
~~The Directors may issue and allot to a representative(s) appointed by them for such purpose, all the shares or debentures or other securities which are to be issued to all the holders of bearer shares, and may give such representative(s) authority or powers with respect to the realization of the shares or debentures or other securities issued to them, in whole or in part, in order to facilitate their distribution or for any other purpose as the Directors shall deem fit. Any such issuance and allotment shall be deemed an issue and allotment to such persons as are entitled to part of the aforementioned capitalization with respect to bearer shares.~~

~~(b)~~
~~In order to determine the members who are entitled to such bonuses derived from the aforesaid capitalization with respect to bearer certificates, the Directors shall publish at least once in an Israeli newspaper, a notice with respect to the resolution to capitalize and the manner in which the capitalized amounts shall be distributed and the number of the coupon which is to be presented in order to receive the bonus. Upon presentation of the aforesaid coupon and its delivery at the place designated therefor in the notice, the deliveror of the coupon shall be entitled to the bonuses derived from the aforesaid capitalization proportionate to the number of shares specified in the bearer share certificate to which the coupons appertain.~~

~~In addition thereto the Directors may specify in the said notice a date (which shall not be earlier than six months after the date of the publication of the notice), after which all the shares or debentures or other securities which were not demanded shall be sold by the representative(s), and any person presenting himself thereafter and presenting the coupon designated in the notice shall be entitled to receive only the net receipts derived fom the sale and the Interest accrued thereon.~~

~~(c)~~
~~The Company and the representative(s) may recognise the absolute right of the person presenting the coupon designated in the notice, in the aforesaid manner, to receive the bonuses derived from the capitalization and relating to the shares specified in the bearer share certificates to which the coupons are attached. The delivery of the coupon to the Company shall constitute a proper exoneration to the Company and the representative(s) for the delivery of the shares or debentures or other securities to the deliverer of the coupons in proportion to the amount of shares represented by the coupons, or, for the payment of the net proceeds of the sale of the shares or the debentures or the other securities, as the case may be.~~

103.
[Amended 2012] For the purpose of giving full effect to any resolution under Articles 100 and 101 the Board of Directors may settle any difficulty which may arise In regard to the distribution as it thinks expedient, and, in particular~~, may issue fractional certificates, and~~ may fix the value for distribution to any members upon the footing of the value so fixed or determine that fractions of less nominal value than one New Israeli Shekel may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets with trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.~~Where requisite, a proper contract shall be filed in accordance with Sections 129 and 130(A)(2) of the Companies Ordinance, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.~~

ACCOUNTS

104.
[Amended 2012] The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Statutes ~~Companies Ordinance~~ and of any other applicable law. Such books of account shall be, kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may thin~~g~~k fit, and they shall always be open to inspection by all Directors. Subject to the provisions of the Statutes no member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorised by the Board of Directors or by Ordinary Resolution of the Company.

105.	At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

106.	The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by the applicable law.

NOTICES

107.	[Amended 2012] Subject to the provisions of the Statutes:

(a)
Any notice or other document may be served by the Company upon any member either personally or by sending it by prepaid registered mail (air mail if sent to a place outside Israel) addressed to such member at his address as described in the Register of Members or such other addresses as he may have designated in writing for the receipt of notices and other documents together with publication in two daily newspapers published in Israel. Any written notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) days if sent to a place, or posted at a place outside Israel), or when actually received by the addressee if sooner than forty-eight (48) hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such member (or to the Secretary or the President), provided, however, that such notice or other document as mentioned above may be sent by cablegram or telex and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such cablegram or telex has been sent or when actually received by such member (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article.

(b)
Unless otherwise specified in bearer share warrants, the holders of such warrants shall not be entitled to receive notice of any General Meeting of the Company, and the Company is under no obligation to give notice of General Meetings to a person entitled to a share by virtue of Its delivery to him, unless he is duly registered as a member.

(c)
All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

(d)
Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(e)
Any notice or other document served upon or sent to any member by publication in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company has notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service on or sending to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

(f)	Where a given number of days notice or notice extending over any period is required to be given, the day of service shall be counted in such number of days or other period.

(g)	[Added 1998] To avoid any doubts, the entitlement of a member to receive any notice relating to convening meeting of shareholders under these Articles shall be as determined in article 55(a).

RECONSTRUCTION

108.
On any sale of the undertaking of the Company, the Directors, or the liquidators on a winding-up, may, if authorized by Special Resolution, accept fully paid or partly paid up shares, debentures or securities of any other company, whether Israeli or foreign, either then existing or to be formed, for the purchase in whole or in part of the property of the Company, and the Directors (if the profits of the Company permit), or the liquidators (on a winding-up), may distribute such shares, or securities, or any other property of the Company, amongst the members, without realization, or vest the same In trustees for them, and any Special Resolution may provide for the distribution or appropriation of the cash, shares, or other securities, benefits, or property, otherwise than in accordance with the strict legal rights of the members as contributories of the Company, and for valuation of any such securities or property at such price and in such manner as the meeting may approve, and all holders of shares shall be bound to accept and shall be bound by any valuation or distribution so authorized, and waive all rights in relation thereto, save only In the event that the Company is proposed to be or is in the course of being wound up, such statutory rights (if any) under the provisions of the Statutes as are incapable of being varied or excluded by these presents.

INDEMNITY

109.	[Replaced 2004, amended 2012]

(a)	Subject to the provisions of the Statutes~~Companies  Law,  1999  ("the  Law")~~, the Company is authorized to indemnify its Directors and other Office Holders (collectively "the Officers"), as this term is defined under section 1 of the Companies ~~law~~Law, to the fullest extent permitted by the Companies Law~~law~~, for any liability, payment or expense as detailed below, imposed on the Officers or expended by them due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company.

The Company may undertake in advance to indemnify the Officers, with respect to liabilities or expenses, specified in sub-section (b) herein below, provided that-

(1)	The Board of Directors ("the Board") will determine in advance the events which will, in the opinion of the Board, can be foreseen when the undertaking to indemnify is given; and

(2)	The Board will set the maximum amounts reasonable for such indemnification under said circumstances.

Without derogating from the above, the Company may resolve to indemnify the Officers, with respect to liabilities, payment or expenses, specified in sub-section (b) herein below, after the event for which the indemnification is needed, has occurred.

(b)	The indemnification of Company’s Officers will be for:

(1)	A monetary liability imposed on an Officer in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court;

(2)
Reasonable legal expenses, including attorneys fees, expended by the Officer as a result of an investigation or proceeding instituted against the Officer by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any monetary liability in lieu of criminal proceedings or (B) concluded with the imposition of a monetary liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent, or expended by the Officer in respect of any monetary sanction;

(3)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(4)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Securities Law or in respect to any monetary sanction.

~~(2)~~
(5)   Reasonable legal expenses, including attorneys fees, which the Officer incurred or with which he was charged by the Court, in a proceeding brought against him by the Company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent~~.~~;

~~(3)~~	(6) Any other liability, payment or expense which the Company may indemnify its Officers under the Statures~~Law~~.

(c)
Subject to the provisions of the Companies Law, the Company may enter into an agreement for the insurance of Officers responsibility for any liability that will be imposed on the officers due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company, in each of the following:

(1)	A breach of duty of care to the Company or to any other person;

(2)	Breach of fiduciary duty to the Company, on condition that the Officer acted in good faith and had reasonable grounds to assume that the act would not cause the Company any harm;

(3)	A monetary obligation that will be imposed on the Officer to the benefit of another person.

(4)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(5)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters H-3, H-4 or I-1 of the Securities Law or in respect any monetary sanction.

(d)
Subject to the provisions of the Companies Law, ~~T~~the Company is authorized to procure insurance for or indemnify any person whom is not an Officer, including, without limitations, any employee, agent, consultant or contractor of the Company.

(e)
Subject to the provisions of the Companies Law, the Company is authorized to exempt, in advance, an Officer from all or some of his responsibility for damages caused pursuant to breach of his duty of care to it.

WINDING ־ UP

110.
If the Company shall be wound up, whether voluntarily or otherwise, the liquidators may with the sanction of an Extraordinary Resolution divide among the members in specie any part of the assets of the Company, and may, with like sanction, vest any part of the assets of the Company in trustees upon such trusts, for the benefit of the members, as the liquidators with like sanction shall think fit. The resolution sanctioning any such division may also sanction a division otherwise than in accordance with the legal rights of the members and may confer special rights on any class of member, but in case any resolution shall be passed sanctioning any division otherwise than in accordance with the legal rights of the members, any member who would be prejudiced thereby shall have a right to dissent, and, ancillary rights, as if such resolution were a Special Resolution passed pursuant to Section ~~203~~  334  of the Companies Ordinance.

111.
[Added 2012] The Company may donate reasonable sums to worthy causes, even if such donations are not within the scope of business consideration, as the Board or the General Manager of the company shall deem fit from time to time.

TAT Technologies Ltd,

To:_______	Date: _______

Re: Officers indemnification and Exemption Undertaking

Whereas
~~on _____ 2004~~ the Board of Directors of TAT Technologies Ltd. (the "Company") approved, following the approval of the audit committee of the Company, the issuance of an indemnification and exemption undertaking by the Company in favor of its Directors and senior managers of the Company (collectively the "Officers"), subject to the amendment of the Articles of Association of the Company and the approval of the General Meeting of the Company's Shareholders;

Whereas
~~on______ 2004~~ the General Meeting of the Company resolved to amend the Articles of Association of the Company and the issuance of indemnification and exemption undertaking by the Company to its Officers;

Whereas	_________________ (the "Indemnitee") serves as an Officer of the Company;

NOW, THEREFORE, in consideration of the Indemnitee's services to the Company or, at its request, to another entity, the Company hereby agree as follows:

~~1.~~	~~CERTAIN DEFINITIONS~~

~~1.1.~~
~~Expenses: includes reasonable costs of litigation, attorney's fees and all expenses reasonably incurred in defending any claim (including investigation and pre-litigation negotiations), which have been expended by the Indemnitee or for which the Indemnitee has been charged by a court in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was found innocent, or in a criminal offense in which the Indemnitee convicted and in which a proof of criminal intent is not required, Expenses shall also include, without limitation, any security or bond that the Indemnitee may be required to post in connection with an Indemnifiable Liabilities (as defined below).~~

~~1.2.~~	~~Liability: monetary liability imposed on the Indemnitee in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.~~

~~2.~~1.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

~~2.1.~~1.1
The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law for any ~~L~~liability and ~~E~~expenses as defined in sections (1) to (5) herein that may be imposed on Indemnitee due to an act performed or failure to~~,~~ act by virtue of being an Officer of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Officer at the request of the Company either prior to or after the date hereof, related to such acts and omissions described in Schedule A hereto (such Expenses and Liabilities hereinafter referred to as "Indemnifiable Liabilities"):~~.~~

(1)	A monetary liability imposed on the Indemnitee in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court;

(2)
Reasonable legal expenses, including attorneys fees, expended by the Indemnitee as a result of an investigation or proceeding instituted against the Indemnitee by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (i) concluded without the imposition of any monetary liability in lieu of criminal proceedings or (ii) concluded with the imposition of a monetary liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent, or expended by the Indemnitee in respect of any monetary sanction.

(3)
A monetary obligation imposed on the Indemnitee in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 - 5728 (the "Securities Law").

(4)
Expenses expended by the Indemnitee, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters H-3, H-4 or I-1 of the Securities Law or in respect any monetary sanction.

(5)
Reasonable legal expenses, including attorneys fees, which the Indemnitee incurred or with which he was charged by the Court, in a proceeding brought against him by the Company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent.

In this section, the terms defined in Section 260(a)(1a) of the Israeli Companies Law, 1999-5759, shall have the meaning as ascribed to them there.

~~2.2.~~1.2
The maximum amount payable by the Company under the terms of this undertaking shall not exceed the greater of US$5,000,000 or 25% of the Company's equity capital (net worth) according to the latest financial statements of the Company as of the date of indemnification.~~at the time that notice is provided to the Company pursuant to Section 8 below.~~

~~2.3.~~1.3
If so requested by the Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee's reasonable litigation Expenses, with respect to Indemnifiable Liabilities which the Indemnitee is entitled to be indemnified under Section 2.1 above, provided that Indemnitee submits to the Company an undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses,

~~2.4.~~1.4
The Company's obligation to indemnify the Indemnitee and advance Expenses in accordance with this undertaking shall be for such period as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, related to an Indemnifiable Liability and arising out of the Indemnitee's service in the foregoing positions, whether or not the Indemnitee is still serving in such positions.

~~3.~~ 2.	GENERAL LIMITATIONS ON INDEMNIFICATION

If when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by the Indemnitee for all such amounts theretofore paid (unless the Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that the Indemnitee should be indemnified under applicable law, in which event the Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed or such matter shall have been fully and finally settled by the parties) and the Company shall not be obligated to indemnify or advance any additional amounts to the Indemnitee (unless there has been a determination by acourt or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this undertaking or such matter shall have been fully and finally settled by the parties).

~~4.~~ 3.	NO WAIVER.

No waiver of any of the provisions of this undertaking shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing and signed by the party waiving such right.

~~5.~~4.	SUBROGATION.

In the event of payment under this undertaking, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

~~6.~~ 5.	REIMBURSEMENT.

The Company shall not be liable under this undertaking to make any payment in connection with any claim made against the Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy or otherwise) of the amounts otherwise indemnifiable hereunder. Any amounts paid to the Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such Indemnifiable Liabilities shall be repaid to the Company promptly upon receipt by Indemnitee.

~~7.~~ 6.	EFFECTIVENESS.

This undertaking shall be In full force and effect as of the date hereof.

~~8.~~ 7.	NO WAIVER.

Promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding, the Indemnitee will, if a claim in respect thereof is to be made against the Company under this undertaking, notify the Company of the commencement hereof; but the omission so to notify the Company will not relieve it from any liability which it may have to the Indemnitee otherwise than under this undertaking. With respect to any such action, suit or proceeding as to which the Indemnitee notifies the Company of the commencement thereof and without derogating from Section 2.1:

8.1.	The Company will be entitled to participate therein at its own expense; and

8.2.
Except as otherwise provided below, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee. After notice from the Company to the Indemnitee of its election to assume the defense thereof, the Company will not be liable to the Indemnitee under this undertaking for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than as provided below, The Indemnitee shall have, the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized by the Company; (ii) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action; or (iii) the Company shall not in fact have employed counsel to assume the defense of such action; in each of which cases the fees and expenses of counsel shall be at the expense of the Company and in accordance with the terms and conditions of this Agreement. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Indemnitee shall have reached the conclusion specified in (ii) above.

8.3.
The Company shall not be liable to indemnify the Indemnitee under this undertaking for any amounts paid in settlement of any action or claim effected without its written consent The Company shall not settle any action or claim in any manner that would impose any penalty or limitation on the Indemnitee without the Indemnitee's written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

~~9.~~ 8.	EXEMPTION.

The Company hereby exempts the Indemnitee, to the fullest extent permitted by law, from any liability for damages caused as a result of the Indemnitee's breach of the duty of care to the Company.

~~10.~~ 9.	NON-EXCLUSIVITY,

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights the Indemnitee may have under the Company's Articles of Association or applicable law or otherwise.

~~11.~~ 10.	BINDING EFFECT.

This undertaking shall bind upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company, spouses, heirs and personal and legal representatives. This undertaking shall continue in effect regardless of whether Indemnitee continues to serve as an Officer of the Company or of any other enterprise at the Company's request, provided that the claim for indemnification relates to an indemnifiable Event.

~~12.~~ 11.	SEVERABILITY.

The provisions of this undertaking shall be severable in !he event that any provision hereof (including any provision within a single section, paragraph or sentence) is held fry a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

~~13.~~ 12.	GOVERNING LAW

This undertaking shall be governed by and construed and enforced in accordance with the laws of the State of Israel without regard to its conflict of law principles.

~~14.~~ 13.	TERMINATION.

No supplement, modification, amendment, termination or cancellation of this undertaking shall be effective unless in writing and signed and agreed upon by the Company and the Indemnitee.

TAT Technologies Ltd.
By: _________________
Signature: ________________
Name ant Title: ___________

SCHEDULE A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company

2.	Anti-competitive acts and acts of commercial wrongdoing

3.	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander

4.	Acts in regard of violation of copyrights, patents, designs and any other intellectual property rights

5.	Approval of corporate actions including the approval of the acts of the Company's management, their guidance and their supervision

6.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's business

7.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, and other claims relating to relationships with investors and the investment community

8.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction

9.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws

10.	Violations of any law or regulation governing domestic and international telecommunication in any jurisdiction

11.	Claims in connection with employment relationships with Company's or its subsidiaries' employees.

12.	Violations of environmental laws or regulations of any jurisdiction,

13.	Actions or resolutions regarding the editing or approving of financial reports, business plans or projections of the Company.

14.	Any event or action which may be indemnifiable pursuant to the Law for Efficiency of of Enforcement Procedures of the Israeli Securities Authority (Legislative Amendments), 2011-5771.

~~11.~~	In this SCHEDULE A, "Company" shall include the subsidiaries and affiliates of the Company.